FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2012

Commission File Number 2-68279

RICOH COMPANY, LTD.

(Translation of Registrant’s name into English)

13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☑        Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ricoh Company, Ltd.
(Registrant)

Date: June 4, 2012	By:	/s/ Takashi Nakamura
Name: Takashi Nakamura
Title: Deputy President
Chief Human Officer

To Our Shareholders

We would like to take this opportunity to express our sincere appreciation for our shareholders’ continuous support to us in stating our business report for 112th business term, from April 1, 2011 to March 31, 2012.

Consolidated net sales of the Ricoh Group for the fiscal year under review amounted to ¥1,903.4 billion, which represents a decrease of 2.0% from the previous fiscal year, while net loss attributable to Ricoh Company, Ltd. was ¥44.5 billion. Amid a severe business environment reflecting an unstable economic situation due mainly to the financial crisis in Europe and the dramatically fluctuating exchange rate, in addition to the impact of the Great East Japan Earthquake and the flooding in Thailand, the Ricoh Group unfortunately posted a net loss for the first time since consolidated financial results have been disclosed, mainly as a result of implementation costs of restructuring and impairment of long-term assets. Nevertheless, the road map to performance recovery and expansion is coming into view, with the transformation of our business structure to offer new value to customers, and steady progress in streamlining through structural reform.

With regard to dividends, unfortunately we will be proposing a year-end dividend of ¥8.5 per share at the 112th Ordinary General Meeting of Shareholders. In addition to the interim dividend already disbursed, the total dividend for the fiscal year under review would amount to ¥25 per share, the same amount as the previous fiscal year.

It is true that there are various uncertain factors in the economic situation, but the Ricoh Group is determined to do the utmost efforts to achieve consolidated net sales of ¥1,920.0 billion and net income attributable to Ricoh Company, Ltd. of ¥33.0 billion in the fiscal year ending March 31, 2013.

We look forward to your support and encouragement to the Ricoh Group from now on.

Sincerely,

June 2012

Masamitsu Sakurai,
Director and Chairman of the Board

Shiro Kondo,
Representative Director,
President and Chief Executive Officer

The RICOH Way

Founding Principles — The Spirit of Three Loves

“Love your neighbor”

“Love your country”

“Love your work”

The Ricoh Group takes as its founding principle “the spirit of three loves” put forward by the company founder, Kiyoshi Ichimura, in 1946. This concept informs the work of all Group employees, as we are guided at every level of business by the pursuit of well-being for ourselves, our families, our customers, related parties such as suppliers, and society at large.

Management Principles

Mission Statement:

At the Ricoh Group, we are committed to providing excellence to improve the quality of living.

Vision Statement:

To be the most trusted brand with irresistible appeal in the global market.

Values Statement:

To be one global company, we must care about people, our profession, our society, and our planet.

We must dedicate our winning spirit, innovation and teamwork to sharpen our customer centric focus, and we also must commit to the highest standards of ethics and integrity.

(Translation)

(Securities Code: 7752)

June 4, 2012

NOTICE OF

112TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder,

The Company would hereby like to inform you that the 112th Ordinary General Meeting of Shareholders will be held as below, and would be grateful if you could attend the meeting.

Those who will not be able to attend the meeting on the day are kindly requested to consider the appended “Reference Material for Ordinary General Meeting of Shareholders” and exercise their voting rights in writing or via the Internet no later than 5:30 p.m., Monday, June 25, 2012.

Yours faithfully,
Shiro Kondo,
Representative Director,
President and Chief Executive Officer
Ricoh Company, Ltd.
1-3-6 Nakamagome, Ohta-ku, Tokyo

1. Date and Time:	Tuesday, June 26, 2012, from 10:00 a.m.
2. Venue:	Ricoh’s registered head office: 1-3-6 Nakamagome, Ohta-ku, Tokyo
3. Purpose:
Items to be reported:

1.      The Business Report, Consolidated Financial Statements and the results of the audit of the Consolidated Financial Statements by Accounting Auditors and the Board of Corporate Auditors for the fiscal year ended March 31, 2012 (from April 1, 2011 to March 31, 2012)

2. The Non-Consolidated Financial Statements for the fiscal year ended March 31, 2012 (from April 1, 2011 to March 31, 2012)

Items to be resolved:

Agenda 1:	Appropriation of surplus
Agenda 2:	Election of twelve (12) Directors
Agenda 3:	Election of one (1) Corporate Auditor
Agenda 4:	Election of one (1) Substitute Corporate Auditor

4. Treatment of voting rights

(1)

When voting rights are exercised both in writing and via the Internet, the vote received later shall be deemed effective. However, if votes are received on the same day, the vote registered via the Internet shall be deemed effective.

(2)	When voting rights are exercised via the Internet more than once, the last vote shall be deemed effective.

•

If there is any revision to the Reference Material for Ordinary General Meeting of Shareholders, Business Report, Consolidated and Non-consolidated Financial Statements, notification of the content of such revision will be given on the Company’s website in the column “To Our Shareholders (Investor Relations / Financial Data)” (http://www.ricoh.co.jp/IR/).

This English translation is an abridged version of the original notice in Japanese. In the event of any discrepancy, the Japanese version shall prevail.

Reference Material for Ordinary General Meeting of Shareholders

Agenda 1: Appropriation of surplus

The appropriation of surplus will be as follows:

The Company’s basic policy on the distribution of profits to shareholders is to deliver stable dividend payments in consideration of an appropriate level of the dividend payout ratio but also it aims to enhance its retained earnings in pursuit of the strengthening of our corporate structure and new development of operations.

The Company intends to use internal reserve funds intensively for the further development of its core businesses and for investment in growing business areas, with medium to long-term objective of achieving prosperity.

As the Company has recognized a net loss in the earnings results for this fiscal year, with sincere regret, we propose a year-end dividend of ¥8.5 per common share of the Company, which represents a decrease of ¥8 from the previous fiscal year.

1. Year-end dividends

(1)	Type of dividend assets

Cash

(2)	Matters concerning allocation of dividend assets and the total amount

We propose a year-end dividend of ¥8.5 per common share of the Company. The total amount of dividends will be ¥6,163,188,653.

Accordingly, the annual dividend for the current fiscal year, being the total of the interim and year-end dividends, amounts to ¥25 per share.

(3)	Effective date of the distribution of surplus

We propose that the effective date of the distribution of surplus be June 27, 2012.

2. Other appropriation of surplus

(1) Item of surplus whose amount is to be increased and the amount thereof

1) Retained earnings brought forward:	¥149,910,000,000
2) Reserve for social contribution:	¥90,000,000

(2) Item of surplus whose amount is to be decreased and the amount thereof

1) General reserve:	¥150,000,000,000

Agenda 2: Election of twelve (12) Directors

As Director Kazuo Togashi will resign from the office of Director as of June 20, 2012, and as the tenure of office of the remaining eleven (11) Directors will expire at the conclusion of this Ordinary General Meeting of Shareholders, the Company proposes the appointment of twelve (12) Directors at this meeting.

The candidates for Directors are as follows:

No.	Name (Date of birth)	Brief personal profile, position and responsibility at the Company and significant concurrent positions		Number of the Company’s shares held
1	Masamitsu Sakurai (January 8, 1942)	Apr. 1966	Joined the Company	45,000
	Reappointed Candidate	May 1984	President of Ricoh UK Products Ltd.
		Apr. 1990	General Manager of Purchasing Division
		June 1992	Director
		Apr. 1993	President of Ricoh Europe B.V.
		June 1994	Managing Director
		Apr. 1996	President and Representative Director
		June 2005	Representative Director
President
Chairman of the Board (Current)
		Apr. 2007	Chairman (Current) Chairman of Japan Association of Corporate Executives
		Apr. 2011	Director (Current)

2	Shiro Kondo (October 7, 1949)	Apr. 1973	Joined the Company	33,000
	Reappointed Candidate	July 1999	Deputy General Manager of Imaging System Business Group
		June 2000	Senior Vice President
		Oct. 2000	General Manager of Imaging System Business Group
		June 2002	Executive Vice President
		June 2003	Managing Director
		Oct. 2004	General Manager of MFP (Multi Function Printer) Business Group
		June 2005	Director Corporate Executive Vice President
		Apr. 2007	Representative Director (Current) President (Current) CEO (Chief Executive Officer) (Current)

No.	Name (Date of birth)	Brief personal profile, position and responsibility at the Company and significant concurrent positions		Number of the Company’s shares held
3	Zenji Miura (January 5, 1950)	Apr. 1976	Joined the Company	33,000
	Reappointed Candidate	Jan. 1993	President of Ricoh France S.A.
		Apr. 1998	Deputy General Manager of Finance and Accounting Division
		Oct. 2000	Corporate Vice President General Manager of Finance and Accounting Division
		June 2003	Executive Vice President
		June 2004	Managing Director
		June 2005	Director Corporate Executive Vice President CFO (Chief Financial Officer) (Current)
		Apr. 2006	CIO (Chief Information Officer) (Current) General Manager of Corporate Planning Division
		Feb. 2008	In charge of Internal Management and Control Division (Current)
		July 2008	General Manager of Finance and Accounting Division
		Apr. 2009	CSO (Chief Strategy Officer) (Current) General Manager of CRGP (Corporate Restructuring and Growth Project) Office Deputy General Manager of Global Marketing Taskforce
		June 2009	General Manager of Global Marketing Support Division General Manager of Trade Affairs & Export/Import Administration Division
		Apr. 2011	Representative Director (Current) Deputy President (Current)
		Oct. 2011	General Manager of Imaging Systems Business Group (Current) Representative Director, President and CEO of PENTAX RICOH IMAGING CO., LTD.
		Apr. 2012	Representative Director, Chairman and CEO of PENTAX RICOH IMAGING CO., LTD. (Current) Chairman and CEO (Chief Executive Officer) of Ricoh Americas Holdings, Inc. (Current)
		May 2012	General Manager of Americas Marketing Group (Current)

No.	Name (Date of birth)	Brief personal profile, position and responsibility at the Company and significant concurrent positions		Number of the Company’s shares held
4	Hiroshi Kobayashi (July 2, 1948)	Apr. 1974	Joined the Company	12,000
	Reappointed Candidate	Apr. 2002	General Manager of Corporate Planning Division
		June 2002	Corporate Vice President
		June 2004	Executive Vice President
		Oct. 2004	General Manager of LP (Laser Printer) Business
Group
		June 2005	Corporate Senior Vice President
		Apr. 2007	General Manager of Printer Business Group
		Apr. 2008	General Manager of Office Business Planning
Center
		Apr. 2009	General Manager of Corporate Technology Development Group (Current) Chairman of Ricoh Software Research Center (Beijing) Co., Ltd. (Current)
		June 2010	President of Ricoh Innovations, Inc. Director (Current) Corporate Executive Vice President (Current)
		July 2010	In charge of environmental management (Current) In charge of Internal Legal & Intellectual Property (Current)
		Apr. 2011	Chairman of Ricoh Innovations, Inc. (Current)

5	Shiro Sasaki (December 23, 1949)	Apr. 1972	Joined the Company	15,000
	Reappointed Candidate	Apr. 2000	President of Gestetner Holdings PLC.
		Apr. 2002	President of NRG Group PLC.
		June 2004	Group Executive Officer
		Apr. 2006	Chairman of Ricoh Europe B.V. Chairman of NRG Group PLC.
		Apr. 2007	Chairman of Ricoh Europe, PLC. Chairman of Ricoh Europe (Netherlands) B.V.
		June 2009	General Manager of European Marketing Group
		June 2010	Director (Current)
Apr. 2011

Corporate Executive Vice President (Current)

General Manager of Production Printing

Business Group (Current)

Chairman and CEO of Ricoh Production Print

Solutions LLC (Current)

General Manager of Trade Affairs &

Export/Import Administration Division (Current)

No.	Name (Date of birth)	Brief personal profile, position and responsibility at the Company and significant concurrent positions		Number of the Company’s shares held
6	Nobuo Inaba (November 11, 1950)	Apr. 1974	Joined the Bank of Japan	6,000
	Reappointed Candidate	May 1992	Director, Head of Securities Division, Credit and Market Management Department of the Bank of Japan
		May 1994	Director, Head of Planning Division Policy
Planning Office of the Bank of Japan
		May 1996	Deputy Director-General, Policy Planning Office
of the Bank of Japan
		Apr. 1998	Deputy Director-General (Adviser), Policy
Planning Office of the Bank of Japan
		Apr. 2000	Adviser to the Governor Monetary Policy Studies Department, Policy Planning Office of the Bank of Japan
		June 2001	Director-General, Information System Services Department of the Bank of Japan
		June 2002	Director-General, Bank Examination and Surveillance Department of the Bank of Japan
		May 2004	Executive Director of the Bank of Japan
		May 2008	Joined the Company Executive Adviser
		Apr. 2010	President of Ricoh Institute of Sustainability and Business (Current)
		June 2010	Director (Current) Corporate Executive Vice President (Current)

7	Yozo Matsuura (April 15, 1956)	Apr. 1980	Joined the Company	2,000
	Newly Appointed Candidate	Oct. 2004	General Manager of Imaging Engine Development Division
		Apr. 2008	Corporate Vice President
		Apr. 2010	Corporate Senior Vice President (Current)
		July 2010	General Manager of MFP Business Group (Current)
		Apr. 2011	General Manager of Controller Development Division

8	Yoshinori Yamashita (August 22, 1957)	Apr. 1980	Joined the Company	3,000
	Newly Appointed Candidate	Apr. 2008	President of Ricoh Electronics, Inc.
		Apr. 2010	Group Executive Officer
		Apr. 2011	Corporate Senior Vice President (Current)
General Manager of Corporate Planning Division (Current)

9	Kunihiko Sato (October 21, 1956)	Mar. 1979	Joined the Company	6,000
	Newly Appointed Candidate	June 2005	Corporate Vice President
		Apr. 2007	Group Executive Officer
		Apr. 2009	Associate Director
Representative Director, President of Ricoh
Kansai Co., Ltd.
		Oct. 2011	Corporate Senior Vice President (Current)
Representative Director, President and CEO of
Ricoh Japan Corporation (Current)
General Manager of Japan Marketing Group
(Current)

No.	Name (Date of birth)	Brief personal profile, position and responsibility at the Company and significant concurrent positions		Number of the Company’s shares held
10	Eiji Hosoya (February 24, 1945)	Apr. 1968	Joined Japanese National Railways	2,000
	Candidate for Outside Director	Apr. 1987	General Manager of Investment Planning Dept., Corporate Planning Headquarters of East Japan Railway Company
	Reappointed Candidate	June 1990	General Manager of Management Administration Dept., Corporate Planning Headquarters of East Japan Railway Company
		June 1993	Director of East Japan Railway Company
		June 1996	Executive Director of East Japan Railway Company
		June 2000	Executive Vice President of East Japan Railway Company General Manager of Life-style Business Development Headquarters of East Japan Railway Company
		Apr. 2002	Vice Chairman of Japan Association of Corporate Executives
		June 2003	Director, Chairman and Representative Executive Officer of Resona Holdings, Inc. Director, Chairman and Representative Executive Officer of Resona Bank, Ltd.
		June 2005	Representative Director and Chairman of Resona Bank, Ltd.
		June 2009	Director and Chairman of Resona Bank, Ltd. (Current)
		June 2010	Outside Director (Current)
		June 2011	Outside Director of Mitsui Fudosan Co., Ltd. (Current)
		Apr. 2012	Director, Chairman and Executive Officer of Resona Holdings, Inc. (Current)

<Items of particular note with respect to the candidate for Outside Director>

1. The reasons for proposing him as a candidate for Outside Director

With his abundant experience as a corporate management member of East Japan Railway Company, Resona Holdings Inc. and Resona Bank, Ltd., and as Vice Chairman of Japan Association of Corporate Executives, we have judged that Mr. Eiji Hosoya is an appropriate person to be a Director of the Company. Hence, we propose him as a Director.

2. Mr. Eiji Hosoya has been registered as Independent Officer as stipulated in Rule 436-2 of the Securities Listing Regulations of Tokyo Stock Exchange, and if approval is given for him to be reappointed as Outside Director, he is scheduled to remain registered as Independent Officer.

Number of years as Outside Director:

Two (2) years at the close of this Ordinary General Meeting of Shareholders

Rate of attendance in the Board of Directors meetings:

9/10 meetings (90%)

No.	Name (Date of birth)	Brief personal profile, position and responsibility at the Company and significant concurrent positions		Number of the Company’s shares held
11	Mochio Umeda (August 30, 1960)	Jan. 1988	Joined Arthur D. Little (Japan) Inc.	4,000
	Candidate for Outside Director	Oct. 1994	Director of Arthur D. Little, Inc.
	Reappointed Candidate	May 1997	Founded MUSE Associates, LLC President of MUSE Associates, LLC (Current)
		Aug. 2000	Founded Pacifica Fund I,LP. Managing Director of Pacifica Fund I,LP. (Current)
		June 2010	Outside Director (Current)
		Mar. 2012	Outside Director of ASATSU-DK INC. (Current)

<Items of particular note with respect to the candidate for Outside Director>

1. The reasons for proposing him as a candidate for Outside Director With his advanced knowledge in the area of information technology and experience in global business, we have judged that Mr. Mochio Umeda is an appropriate person to be a Director of the Company. Hence, we propose him as a Director.

2. The relationship with the Company Although Mr. Mochio Umeda concurrently serves as president of MUSE Associates, LLC, which has business relations with the Company on the basis of a consignment contract, the transaction amount is less than 0.01% of the Company’s consolidated selling, general and administrative expenses. Therefore, this transaction poses no material impact.

Number of years as Outside Director:

Two (2) years at the close of this Ordinary General Meeting of Shareholders
Rate of attendance in the Board of Directors meetings:

9/10 meetings (90%)

No.	Name (Date of birth)	Brief personal profile, position and responsibility at the Company and significant concurrent positions		Number of the Company’s shares held
12	Kunio Noji (November 17, 1946)	Apr. 1969	Joined KOMATSU LTD.	0
	Candidate for Outside Director	June 1997	Director of KOMATSU LTD.
	Newly Appointed Candidate	June 2001	Managing Director, President of Production Division and e-Komatsu Technical Center of KOMATSU LTD.
		Apr. 2003	Director and Senior Executive Officer, President of Construction & Mining Equipment Marketing Division of KOMATSU LTD.
		Apr. 2005	Supervising Construction & Mining Equipment Business and e-Komatsu Technical Center of KOMATSU LTD.
		July 2006	General Manager of KOMATSU Way Division of KOMATSU LTD.
		June 2007	President and CEO of KOMATSU LTD. (Current)

<Items of particular note with respect to the candidate for Outside Director>

1. The reasons for proposing him as a candidate for Outside Director With his abundant experience as a management member of KOMATSU LTD., we have judged that Mr. Kunio Noji is an appropriate person to be a Director of the Company. Hence, we propose him as a Director.

2. If approval is given for Mr. Kunio Noji to be appointed as Outside Director, we will register him as Independent Officer as stipulated in Rule 436-2 of the Securities Listing Regulations of Tokyo Stock Exchange.

Notes:

1.	Excluding Mr. Mochio Umeda with whom the Company has executed a consignment contract, there are no special interests between the candidates and the Company.

2.

With the expectation that Messrs. Eiji Hosoya and Mochio Umeda can fulfill their roles as Outside Directors, the Company has executed contracts with both of them to limit liability for damages as stipulated in Article 423, Paragraph 1 of the Companies Act, to the higher of ¥10 million or the minimum liability limit amount stipulated in Article 425, Paragraph 1 of the Companies Act. The Company intends to continue the above-mentioned liability limitation contracts if approval is given for both candidates to be appointed as Outside Directors. Likewise, the liability limitation contract is scheduled to be executed with Mr. Kunio Noji, if approval is given for him to be appointed as Outside Director.

3.	The numbers of the Company’s shares held by the candidates for Directors are as of March 31, 2012.

Agenda 3: Election of one (1) Corporate Auditor

As the tenure of office of Mr. Takao Yuhara, Corporate Auditor, will expire at the conclusion of this Ordinary General Meeting of Shareholders, the Company proposes the appointment of one (1) Corporate Auditor at this meeting.

The Board of Corporate Auditors has given its consent to this agenda.

The candidate for Corporate Auditor is as follows:

Name (Date of birth)	Brief personal profile, position and responsibility at the Company and significant concurrent positions		Number of the Company’s shares held
Takao Yuhara (June 7, 1946)	Apr. 1969	Joined Nippon Chemical Industrial Co., Ltd.	0
Candidate for Outside Corporate Auditor	May 1971	Joined Sony Corporation
Reappointed Candidate	Mar. 1987	Vice President of Sony International (Singapore) Ltd.
	Apr. 1996	Vice President of Display Company of Sony Corporation
	June 2002	Corporate Executive Officer and General Manager of Corporate Planning Division of Sony Corporation
	June 2003	Corporate Executive Officer and Group CFO (Chief Financial Officer) of Sony Corporation
	June 2004	In charge of Corporate Executive Finance and IR of Sony Corporation
	Dec. 2007	Managing Executive Officer of ZENSHO CO., LTD. (ZENSHO CO., Ltd. changed its name to ZENSHO HOLDINGS CO., Ltd. in October 2011) Director of Group Management of ZENSHO CO., LTD. (Current)
	Apr. 2008	Officer in charge of Group Finance of ZENSHO CO., LTD.
	May. 2008	Outside Director of COCO’S JAPAN CO., LTD. (Current)
	June 2008	Director of ZENSHO CO., LTD. Outside Corporate Auditor (Current)
	June 2009	Managing Executive of ZENSHO CO., LTD. (Current) Division of Finance and Economics Group of ZENSHO CO., LTD. (Current)
	May 2011	CFO of ZENSHO CO., LTD. (Current)

<Items of particular note with respect to the candidate for Outside Corporate Auditor>

1. There are no special interests between the candidate and the Company.

2. The reasons for proposing him as a candidate for Outside Corporate Auditor With his abundant experience as financial officer of SONY CORPORATION and ZENSHO HOLDINGS CO., LTD., we have judged that Mr. Takao Yuhara is an appropriate person to be a Corporate Auditor of the Company. Hence, we propose him as a Corporate Auditor.

3. With the expectation that Mr. Takao Yuhara can fulfill his role as Outside Corporate Auditor, the Company has executed contracts with him to limit liability for damages as stipulated in Article 423, Paragraph 1 of the Companies Act, to the higher of ¥5 million or the minimum liability limit amount stipulated in Article 425, Paragraph 1 of the Companies Act. The Company intends to continue the above-mentioned liability limitation contract if approval is given for Mr. Takao Yuhara to be appointed as Outside Corporate Auditor.

4. Mr. Takao Yuhara has been registered as Independent Officer as stipulated in Rule 436-2 of the Securities Listing Regulations of Tokyo Stock Exchange, and if approval is given for him to be appointed as Outside Corporate Auditor, he is scheduled to remain registered as Independent Officer.

5. The numbers of the Company’s shares held by the candidate for Outside Corporate Auditor are as of March 31, 2012.

Number of years as Outside Corporate Auditor:

Four (4) years at the close of this Ordinary General Meeting of Shareholders

Rate of attendance in the Board of Directors meetings:

10/10 meetings (100%)

Rate of attendance in the Board of Corporate Auditors meetings:

10/10 meetings (100%)

Agenda 4: Election of one (1) Substitute Corporate Auditor

The Company proposes to appoint in advance one (1) substitute Outside Corporate Auditor to fill in for Outside Corporate Auditor Mr. Tsukasa Yunoki, or Mr. Takao Yuhara who is scheduled to become Outside Corporate Auditor if Agenda 3 is approved as originally proposed, for the purpose of ensuring continuity in audit operations in the event of contingency bringing down the number of serving Corporate Auditors below the number required by law.

The above appointment may be nullified by a resolution of the Board of Directors with the consent of the Board of Corporate Auditors only before the candidate assumes office as Outside Corporate Auditor.

The Board of Corporate Auditors has given its consent to this agenda.

The candidate for Substitute Outside Corporate Auditor is as follows:

Name (date of birth)	Brief personal profile, position and responsibility at the Company and significant concurrent positions		Number of the Company’s shares held
Kiyohisa Horie (March 7, 1948)	Apr. 1970	Joined Horie Morita Audit Office (now : Meiji Audit Corporation) Joined Showa Accounting Office	0
Candidate for Substitute Outside Corporate Auditor	Aug. 1980	Registered as Certified Public Accountant
	Mar. 1988	Registered as Tax Accountant
	Apr. 1988	Senior Partner of Meiji Audit Corporation (Current)
	May 1988	Representative Director of Showa Accounting Office (Current) Managing Partner of Meiji Audit Corporation (Current)
	May 1998	Vice-Chairman & Managing Partner of Meiji
Audit Corporation (Current)

<Items of particular note with respect to the candidates for Substitute Outside Corporate Auditor>
1. There are no special interests between the candidate and the Company.

2. The reasons for proposing him as a candidate for Substitute Outside Corporate Auditor With his insight and longstanding experience as a certified tax accountant and certified public accountant, we have judged that candidate Mr. Kiyohisa Horie is an appropriate person to be a Corporate Auditor of the Company. Hence, we propose him as a Substitute Corporate Auditor.

3. With the expectation that Outside Corporate Auditors can fulfill their roles associated with the position, the Company has executed contracts with Outside Corporate Auditors to limit liability for damages as stipulated in Article 423, Paragraph 1 of the Companies Act, to the higher of ¥5 million or the minimum liability limit amount stipulated in Article 425, Paragraph 1 of the Companies Act. If approval is given for this proposal and if he assumes his office as Corporate Auditor, the Company is scheduled to execute a similar liability limitation contract with him.

4. The number of the Company’s shares held by the candidate for Substitute Outside Corporate Auditor is as of March 31, 2012.

Reference Documents Attached to Notice of 112th Ordinary General Meeting of Shareholders

Business Report for 112th Business Term

(April 1, 2011 — March 31, 2012)

(The following is an unofficial English translation of the Reports for the 112th Fiscal Year of the Company. The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.)

1.	Status of the Ricoh Group

(1)	Operating conditions for the fiscal year under review

Operating progress and results

•	Overview

Business Environment

During the fiscal year under review, despite the moderate recovery trend in some regions, generally harsh economic conditions persisted in the global economy.

Regarding the Americas, there was mild recovery in consumer spending and capital investment continued in the United States, while the situation in Europe remained challenging due to the debt crisis and other factors. Meanwhile, Asia continued to show strong growth, mainly in China.

In Japan, although the situation continued to be severe due to the impact of the Great East Japan Earthquake and the flooding in Thailand, as well as the dramatic appreciation of the yen, there was a moderate recovery in the second half of this fiscal year.

The RICOH Way and RICOH Brand Benefits

The Ricoh Group sets The RICOH Way, which is based on our founding principles and Mission, Vision, and Values, as basis of our business activity. In The RICOH Way, Ricoh aims “to be the most trusted brand with irresistible appeal in the global market” and has as its mission “at the Ricoh Group, we are committed to providing excellence to improve the quality of living”.

With the RICOH Way in mind, Ricoh has been providing innovative products and services that embody the RICOH Brand Benefits of “Harmonize with the environment”, “Simplify your life and work”, and “Support knowledge management” to all customers who handle information. Also, Ricoh aims to earn greater trust by continuing to contribute to the improvement of customers’ productivity and knowledge creation in aiming to continue growing in the future.

Medium and Long Term Management Strategy

- Business Creation and Integration

In the Imaging and Solutions segment, Ricoh provides customers with high added value through product-service combinations for copier/multifunction equipment, printers, and other equipment. In addition, we will boost our earning power by improving efficiency in order to be able to run the business with fewer management resources.

In the production printing business, we achieved steady contribution to revenues through the reorganization and enhancement of the sales and development system, and by continuing to strengthen our product line-up.

Customer values, mainly in developed markets, are shifting from “owning products”, to “using services”, and customer demands are becoming focused on reducing the total cost of ownership, and improving workflow.

In response to this, we boost customer productivity and provide further solutions for business challenges through services such as the managed documents services (MDS), which undertakes the outsourcing of customers’ document administration, and visualizes, analyzes, and improves operations such as creation, utilization, and storage of documents, and through IT services which include support for the introduction and utilization of IT.

In emerging markets, Ricoh developed products suited to the unique characteristics of each market, while reinforcing the sales system and expanding the business mainly in Asia.

The Ricoh Group aims to play a leading role in transforming our customers’ communication and work styles. To that end, we provide products and services that facilitate the sharing of information in a variety of contexts.

- Establish Highly Effective Management

In order to build a robust corporate culture for further growth, while responding to changes in the business environment, Ricoh has been undergoing a structural reform that includes streamlining of sales operations, regeneration of unprofitable businesses, integration of production facilities, promotion of centralized global purchasing, and improvement of development methods.

New Products from Imaging & Solutions

We further enhanced our product line by launching new products that will allow our customers to achieve greater productivity.

As for digital color multifunction equipment, Ricoh introduced the “Aficio MP C5002/C4002/C3302/C2802 series” which achieves excellent environmental performance and pursues improvement in operational efficiency and user-friendliness. These products help to lower electricity consumption and lighten the environmental burden of offices through superior energy-saving performance employing unique low-temperature fixing technology, etc.

With the introduction of these new products, we have won a large share of the color copier/multifunction equipment markets in Japan and abroad.

In emerging markets, we launched the A4 multifunction digital equipment “Aficio SP100 series” developed and produced in China for the local market. Ricoh introduced products better adapted to meet customer demands, and accelerated its business development in the rapidly growing A4 multifunction digital equipment market in China.

Expansion of growth business areas

In the production printing business, we launched the “RICOH ProC751EX” and “RICOH Pro C651EX” which offer superlative cost performance while featuring high image quality and compatibility with a variety of paper sizes. Along with the “RICOH Pro C901 series” which is also highly rated in terms of image quality and paper-size compatibility, the new products enable us to respond to diversifying customer demands such as increasing variety, smaller lots, and shorter delivery times for printed material, and thus capture a large share of the market both at home and abroad.

In the projection system business which we newly entered as part of our mission to increase the value relating to the field of communications, including images and sounds, Ricoh launched the “PJ WX4130N/WX4130 series” of super short focus projectors. In addition, taking advantage of the superlative performance of these products, including ultra-short-throw and network compatibility, we offered new ways to use projectors.

In the Industrial Products segment, development of the high added-value device and module businesses has gotten underway based on cooperative of semi-conductors, electronic components, and optical equipment, etc. In the thermal media business, we are further pursuing global business development such as cultivating emerging markets.

Lastly, we purchased HOYA CORPORATION’s PENTAX Imaging Systems Business, in order to strengthen the digital camera business and to create high added-value business for the consumer and industrial categories.

Performance in the fiscal year under review

Net sales amounted to ¥1,903.4 billion, down by 2.0% from the previous fiscal year, due to the effect of the Great East Japan Earthquake and the flooding in Thailand, as well as the sharp rise of the Yen. Despite the effects of continuous cost-cutting measures, gross profit decreased year-on-year by 4.6% to ¥752.6 billion, mainly owing to a drop in sales and the effect of yen appreciation. Selling, general and administrative expenses grew 1.7% year-on-year to ¥743.1 billion, as a result of ¥9.5 billion in loss on impairment of long-lived assets and structural reform cost of ¥34.1 billion in the production printing business. In addition, we posted ¥27.4 billion in impairment loss of goodwill of the production printing business. Consequently, with sincere regret, we posted an operating loss of ¥18.0 billion and a net loss attributable to Ricoh Company, Ltd. of ¥44.5 billion.

•	Consolidated sales by category (consolidated basis)

Category	Sales (billions of yen)	Percentage of total	Change (%)
Imaging & Solutions	1,670.7	87.8	-2.4
Imaging Solutions	1,471.8	77.3	-3.9
Network System Solutions	198.9	10.5	9.7
Industrial Products	96.5	5.1	-9.6
Other	136.1	7.1	11.7

Total	1,903.4	100.0	-2.0

•	Consolidated sales by region (consolidated basis)

Region	Sales (billions of yen)	Percentage of total	Change (%)
Japan	886.4	46.6	1.2
Overseas	1,017.0	53.4	-4.5
The Americas	468.7	24.6	-9.9
Europe	408.5	21.5	-1.6
Other	139.7	7.3	7.3

Total	1,903.4	100.0	-2.0

Japan (up 1.2% year on year to ¥886.4 billion)

Despite the harsh environment surrounding the Company, including the aftereffects of the Great East Japan Earthquake and the flooding in Thailand on production by suppliers, as well as electricity shortages, and further yen appreciation, the Company posted a year-on-year increase in sales thanks mainly to restructuring of the sales system in Japan. As a result, the sales in Japan increased by 1.2% from the previous fiscal year to ¥886.4 billion.

The Americas (down 9.9% year on year to ¥468.7 billion)

Despite the contribution due to the strengthening of the sales system and expansion of sales channels at IKON after its acquisition, the sales in this area decreased 9.9% compared to the previous fiscal year to ¥468.7 billion, as a result mainly of rapid progress in yen appreciation.

Europe (down 1.6% year on year to ¥408.5 billion)

The sales in Europe dropped by 1.6% compared to the previous fiscal year, to ¥408.5 billion, reflecting the economic slump in this area, as well as the sharply rising yen and low euro.

Other (up 7.3 % year on year to ¥139.7 billion)

As we pressed ahead with strengthening sales capacity mainly in emerging countries, the sales in Other regions increased year-on-year in all segments.

As a result, sales in Other regions increased by 7.3% from the previous fiscal year to ¥139.7 billion.

Imaging & Solutions (Sales down 2.4% year on year to ¥1,670.7 billion)

The Imaging & Solutions segment consists of Imaging Solutions and Network System Solutions. The overall sales in this segment decreased by 2.4% from the previous fiscal year to ¥1,670.7 billion.

Imaging Solutions (Sales down 3.9% year on year to ¥1,471.8 billion)

The overall sales in this category decreased by 3.9% compared to the previous fiscal year to ¥1,471.8 billion.

In copier/multifunction equipment, sales of color products were solid, and in the production printing business, sales of color products grew as well, but there was an overall decrease due to a decline in monochrome products and the impact of impact of forex fluctuations.

Network System Solutions (Sales up 9.7% year on year to ¥198.9 billion)

In Network System Solutions, the sales were up 9.7% over the previous fiscal year to ¥198.9 billion, reflecting growth of software and IT services, etc. mainly in Europe.

Industrial Products (Sales down 9.6% year on year to ¥96.5 billion)

Sales of semiconductor devices and thermal media business decreased as compared to the previous fiscal year. As a result, sales in the Industrial Products segment decreased by 9.6% from the previous fiscal year to ¥96.5 billion.

Other (Sales up 11.7% year on year to ¥136.1 billion)

Sales in the Other segment climbed 11.7% year on year to ¥136.1 billion, as a result of the acquisition of HOYA CORPORATION’s PENTAX Imaging Systems Business.

(2) Issues the Ricoh Group faces

In the fiscal year ended March 31, 2012, the second year of the 17th Mid-Term Management Plan, which extends from April 2011 to March 2014, Ricoh make the fiscal year the turning point for a path of further growth. Ricoh aims to rebuild its management foundation in order to rise above the stiff competition, including that from new competitors in expanding business areas, as well as to overcome such challenges as the Great East Japan Earthquake, the flooding in Thailand and the sharp appreciation of the yen. To resolve these issues, Ricoh has set and will implement the following three core action plans.

As part of management responsibility for performance results, we will continue the measures to reduce basic remuneration for Corporate Vice Presidents and Associate Directors implemented in October 2011 (the rate of decrease is set according to position, at 20%, 15%, and 10%), until September 2012.

1. Further acceleration of restructuring

In addition to cost reduction, elimination of duplicated functions, and review of personnel allocation, we are conducting an exhaustive review of all operational practices.

Also, Ricoh will implement structural reform, including streamlining of sales operations, regeneration of unprofitable business, integration of the production facilities, promotion of centralized global purchasing and improvement of development methods.

2. Reinforce earning structures

In the Imaging & Solutions business, Ricoh recognized major changes of business environment.

In developed markets, while the demand for copier/multifunction equipment is some moderately recovering from the world economic downturn triggered by the world financial crisis, customers are buying fewer printing devices and print output volume remains low growth. Customer value has been shifting towards an emphasis on “using services” in addition to “owning products”.

Therefore, Ricoh will seize growth opportunities that exist on the periphery of the office-oriented business. Specifically, Ricoh will reinforce its businesses including the Managed Document Service, IT services, projectors, and video conferencing systems. Ricoh will also enhance functions linking multifunction equipment and projectors, etc. to smartphones and tablet PCs.

Ricoh will increase its value by combining existing products and services with new ones, and will deliver that value by leveraging Ricoh’s great strength, which is its customer contact capability.

In emerging markets, which are expanding rapidly, the product performance and services required differ from those demanded in developed markets.

For the development of diverse emerging markets, Ricoh will expand its businesses by reinforcing sales systems as well as creating products and services using technology based on the functions and prices desired in the regions.

3. Cultivation of new business

Ricoh has set the following three priority domains for new business. Leveraging the synergy of its cumulative achievements and existing businesses, Ricoh will cultivate new business in these domains.

- Workplace innovation, transforming the office itself as well as the way we work: Projection System, Unified Communication System and LED lamp, etc.

- Intelligent sensing, providing advanced functional components and materials based on optical and thermal technology: Optical Devices, Modules and Rewritable Hybrid media, etc.

- Visual revolution, creating new ways to use graphics and images by providing camera technology and related services for individuals: Digital Single-Lens Reflex Cameras, Compact Digital Cameras and Lenses, etc.

Finally, in order for today’s companies to exist long into the future, they are required to contribute to the sustainability of the global environment and the human race. In order to be a beloved company whose growth and development is desired by society, Ricoh aims to increase its corporate value from the three perspectives of “the economy”, “society”, and “the environment”.

Specifically, under the banner of environmental management, Ricoh aims to achieve environmental protection and generation of profits at the same time, based on the pillars of technical innovation and process reform with the participation of all employees. Meanwhile, Ricoh will contribute proactively to the creation of office environments for a low-carbon society, through measures such as providing customers with products and services that carry a lighter environmental load when in use.

(3) Status of plant and equipment investment and fund procurement

(i) Plant and equipment investment

In the fiscal period under review, the Ricoh Group invested a total of ¥73.2 billion (including an investment of ¥25.5 billion by the Company) in plant and equipment, mainly comprising the following.

(a)	Major equipment and facility expansions completed during the fiscal year:

•	Equipment-related supplies plant (Tohoku Ricoh)

(b)	Major equipment and facility expansions in progress in the fiscal year:

•	Equipment-related supplies plant (Numazu Plant)

(ii) Fund procurement

To provide for contingent expenditure and ready cash availability, the Company issued short-term bonds payable in the aggregate amount of ¥68.0 billion in the fiscal year under review, of which ¥20.0 billion remained outstanding as at the end of the fiscal year. Besides the above, a lease receivables liquidation program amounting to ¥17.0 billion was carried out at one of the Group companies.

(4)    Status of assets and profit/loss

•	Transition of assets and profit/loss of the Ricoh Group

Items	Fiscal year ended March 2009	Fiscal year ended March 2010	Fiscal year ended March 2011	Fiscal year ended March 2012
Net sales (billions of yen)	2,091.6	2,015.8	1,941.3	1,903.4
Income (loss) before income taxes and equity in earnings of affiliates (billions of yen)	30.9	57.0	44.1	(31.9)
Net income (loss) attributable to Ricoh Company, Ltd. (billions of yen)	6.5	27.0	18.6	(44.5)
Net income (loss) per share attributable to Ricoh shareholders (yen)	9.02	37.27	25.68	(61.42)
Total assets (billions of yen)	2,513.4	2,377.9	2,255.5	2,289.3
Total Ricoh shareholders’ equity (billions of yen)	975.3	969.3	925.2	822.7

Notes:

1.	The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S.

2.

Net income (loss) per share attributable to Ricoh shareholders is calculated based on the average number of shares outstanding during the fiscal year, from which the number of shares of treasury stock is deducted.

3.	Due to change of the accounting term of some subsidiaries, results of fiscal years ended March 2010 and March 2011 are presented after retroactive adjustments.

•	Transition of assets and profit/loss of the Company

Items	Fiscal year ended March 2009	Fiscal year ended March 2010	Fiscal year ended March 2011	Fiscal year ended March 2012
Net sales (billions of yen)	948.3	849.0	842.2	795.4
Ordinary income (loss) (billions of yen)	39.7	26.9	7.1	(7.4)
Net income (loss) (billions of yen)	23.0	23.3	9.7	(128.6)
Net income (loss) per share (yen)	31.90	32.12	13.39	(177.37)
Total assets (billions of yen)	1,260.6	1,272.9	1,252.4	1,135.1
Net assets (billions of yen)	764.7	767.0	752.1	599.2

Note:

Net income (loss) per share is calculated based on the average number of shares outstanding during the fiscal year, from which the number of shares of treasury stock is deducted.

(5) Status of major subsidiaries

•	Status of major subsidiaries (as of March 31, 2012)

Name	Paid-in capital	Investment ratio (%)	Principle business
Tohoku Ricoh Co., Ltd.	2,272 million JPY	100.0	Manufacturing of office equipment
RICOH JAPAN Corporation	2,517 million JPY	100.0	Sale of office equipment
Ricoh Technosystems Co., Ltd.	2,128 million JPY	100.0	Maintenance service and sale of office equipment
Ricoh Leasing Company, Ltd. (Note 1)	7,896 million JPY	51.1	General leasing
RICOH ELECTRONICS, INC (Note 1)	27 million USD	100.0	Manufacturing of office equipment and related supplies
RICOH AMERICAS CORPORATION (Note 1)	1,286 million USD	100.0	Sale of office equipment
RICOH PRODUCTION PRINT SOLUTIONS, LLC (Note 1)	(Note 2)	100.0	Sale of office equipment
IKON Office Solutions, Inc. (Note 1)	1,130 million USD	100.0	Sale of office equipment
RICOH EUROPE HOLDINGS PLC (Note 3)	1.9 million GBP	100.0	Holding company of sales in the European region
RICOH ASIA INDUSTRY LTD.	180 million HKD	100.0	Sale of office equipment

Notes:

1.

The respective percentage of total investment ratio for Ricoh Leasing Company, Ltd., RICOH ELECTRONICS, INC., RICOH AMERICAS CORPORATION, RICOH PRODUCTION PRINT SOLUTIONS, LLC, and IKON Office Solutions, Inc. include voting rights of those shares held by subsidiaries.

2.	No description was made since the company is a limited liability company in the U.S. laws, and there are no accounting items which completely correspond to the paid-in capital.

3.	RICOH EUROPE HOLDINGS PLC is a holding company which was established as business restructuring in Europe.

(6) Main business (as of March 31, 2012)

Imaging & Solutions	Imaging Solutions

Digital copiers, color copiers, analog copiers, digital duplicators, facsimile machines, diazo copiers, scanners, multi-functional printers (MFP), printers as well as related supplies, customer service and software, etc.

Network System Solutions

Personal computers, PC servers, network systems and network related software, application software as well as customer support and service, etc.

Industrial Products	Thermal media, optical equipments, semiconductors, electronic component and measuring equipments, etc.

Other	Digital camera, etc.

(7) Principal offices and plants (as of March 31, 2012)

•	Major domestic offices and plants

The Company (location)	Subsidiaries (location)
Head Office (Tokyo)	Ricoh Optical Industries Co., Ltd. (Iwate Pref.)
Omori Office (Tokyo)	Tohoku Ricoh Co., Ltd. (Miyagi Pref.)
Shin-Yokohama Office (Kanagawa Pref.)	Ricoh Printing Systems, Ltd. (Ibaraki Pref.)
Ricoh Technology Center (Kanagawa Pref.)	Ricoh Technosystems Co., Ltd. (Tokyo)
Research and Development Center (Kanagawa Pref.)	Ricoh Leasing Company, Ltd. (Tokyo)
Atsugi Plant (Kanagawa Pref.)	RICOH JAPAN Corporation (Tokyo)
Gotemba Plant (Shizuoka Pref.)	Ricoh Elemex Corporation (Aichi Pref.)
Numazu Plant (Shizuoka Pref.)
Fukui Plant (Fukui Pref.)
Ikeda Plant (Osaka Pref.)
Yashiro Plant (Hyogo Pref.)

•	Major overseas offices

Subsidiaries (location)	Subsidiaries (location)
RICOH AMERICAS CORPORATION (U.S.A.)	RICOH ELECTRONICS, INC. (U.S.A.)
RICOH PRODUCTION PRINT SOLUTIONS, LLC (U.S.A.)	IKON Office Solutions, Inc. (U.S.A.)
RICOH INDUSTRIE FRANCE S.A.S. (France)	RICOH UK PRODUCTS LTD. (U.K.)
RICOH EUROPE PLC (U.K.)	RICOH ASIA INDUSTRY (SHENZHEN) LTD. (China)
RICOH CHINA CO., LTD. (China)	SHANGHAI RICOH DIGITAL EQUIPMENT CO., LTD. (China)
RICOH ASIA PACIFIC PTE, LTD. (Singapore)	RICOH MANUFACTURING (THAILAND), LTD. (Thailand)

(8) Status of employees (as of March 31, 2012)

(i) Employees of the Ricoh Group

Categories	Number of employees
Imaging & Solutions business	99,074
Industrial Products business	3,101
Other businesses	5,888
Common businesses in the Group	1,178
Total	109,241

(ii) Employees of the Company

Categories
Number of employees	10,094
Change from the end of the previous fiscal year	457 (Decrease)
Average age	41.1
Average length of service	16.8 years

Note:

The number of employees decreased by 457, mainly due to structural reform activities in the fiscal year under review.

(9) Main creditors (as of March 31, 2012)

Creditors	Amounts borrowed (million yen)
Syndicated loans	122,300
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	79,674
Mizuho Corporate Bank, Ltd.	45,477

Note:

Syndicated loans are financed by the managing banks of the Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mizuho Corporate Bank, Ltd.

2. Shareholders’ Equity (as of March 31, 2012)

(1) Total number of shares authorized to be issued:	1,500,000,000

(2) Total number of shares issued:	744,912,078

(3) Number of shareholders:	46,614

(4) Major shareholders:

	The shareholders’ stake in the Company
Name	Thousands of shares	Percentage of ownership (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	70,586	9.73
The Master Trust Bank of Japan, Ltd. (Trust Account)	63,365	8.74
Nippon Life Insurance Company	36,801	5.08
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	21,573	2.98
Japan Trustee Services Bank, Ltd. (Trust Account 9)	18,240	2.52
NIPPONKOA Insurance Co., Ltd.	18,198	2.51
SSBT OD05 OMNIBUS ACCOUNT-TREATY CLIENTS	17,424	2.40
THE NEW TECHNOLOGY DEVELOPMENT FOUNDATION	15,839	2.18
The Ricoh Employee Shareholding Association	11,708	1.61
THE BANK OF NEW YORK EUROPE LIMITED 131705	10,873	1.50

Notes:

1.	The number of treasury stocks (19,831 thousands of shares) is not included in the chart above.

2.

In addition to the above, stakes in the Company include 1,000 thousands of shares (0.14%) that NIPPONKOA Insurance Co., Ltd. owns and has entrusted with The Master Trust Bank of Japan, Ltd. These shares are registered in the name of The Masters Trust Bank of Japan, Ltd. as the owner, but NIPPONKOA Insurance Co., Ltd. reserves the right to instruct on exercising voting rights on these shares.

3.	The percentage of ownership is calculated after deducting treasury stock.

•	Breakdown of shareholders

3. Status of Corporate Officers

(1) Directors and Corporate Auditors (as of March 31, 2011)

Position	Name	Principal duty and significant concurrent positions
Director:	Masamitsu Sakurai	Chairman of the Board
Representative Director:	Shiro Kondo	CEO
Representative Director:	Zenji Miura	Management Strategy, Finance, Information, Internal Management and Control, General Manager of Imaging System Group
Director:	Takashi Nakamura	Personnel, Corporate Social Responsibility
Director:	Kazunori Azuma	Marketing, General Manager of Global Marketing Group
Director:	Hiroshi Kobayashi	Corporate Environment, Legal & Intellectual Property, General Manager of Group Technology Development Division
Director:	Shiro Sasaki	General Manager of PP Business Group, General Manager of Trade Affairs & Export/Import Administration Division
Director:	Yoshimasa Matsuura	General Manager of BPR Promoting Division
Director:	Nobuo Inaba	President of Ricoh Institute of Sustainability and Business
Director:	Kazuo Togashi	General Manager of Americas Marketing Group
Director:	Eiji Hosoya	Director, Chairman and Representative Executive Officer of Resona Holdings Inc. Director and Chairman of Resona Bank, Ltd. Managing Director (Outside Director) of Mitsui Fudosan Co., Ltd.
Director:	Mochio Umeda	President of MUSE Associates, LLC Outside Director of ASATSU-DK INC. Managing Director of Pacifica Fund I.LP.
Senior Corporate Auditor:	Yuji Inoue	(Full-time)
Corporate Auditor:	Mitsuhiro Shinoda	(Full-time)
Corporate Auditor:	Takao Yuhara	Managing Executive Director of ZENSHO HOLDINGS CO., LTD. Outside Director of COCO’S JAPAN CO., LTD.
Corporate Auditor:	Tsukasa Yunoki	Lawyer

Notes:

1.	Directors Eiji Hosoya and Mochio Umeda are Outside Directors stipulated in Article 2-15 of the Corporate Law.

2.	Corporate Auditors Takao Yuhara and Tsukasa Yunoki are Outside Corporate Auditors stipulated in Article 2-16 of the Corporate Law.

3.	Serving at the Company’s accounting and finance sector for many years, Senior Corporate Auditor Yuji Inoue has considerable knowledge about finance and accounting.

4.	Serving at the Company’s corporate planning and internal management and control sectors for many years, Corporate Auditor Mitsuhiro Shinoda has considerable knowledge about finance and accounting.

5.	Corporate Auditor Takao Yuhara served as Chief Financial Officer of SONY CORPORATION and ZENSHO HOLDINGS CO., LTD., and has considerable knowledge about finance and accounting.

6.

Director Eiji Hosoya, Corporate Auditors Takao Yuhara and Tsukasa Yunoki are Independent Directors / Corporate Auditors stipulated in Rule 436-2 of the Securities Listing Regulations of Tokyo Stock Exchange.

7.

Director Mochio Umeda concurrently serves as president of MUSE Associates, LLC, which has business relations with the Company on the basis of a consignment contract, albeit involving transactions amount less than 0.01% of the Company’s consolidated selling, general and administrative expenses, posing no material impact. There is no special conflict of interests between the Company and each of companies above in which other Outside Directors and Corporate Auditors have significant positions.

8.	As of June 24, 2011, Corporate Auditor Shigekazu Iijima retired as Corporate Auditor.

(2) Total remuneration, etc. paid to Directors and Corporate Auditors

Category	Number of recipients	Basic remuneration (million yen)	Bonuses (million yen)	Total remuneration, etc. (million yen)
Directors	12	438	—	438
(Outside Directors)	(2)	(21)	(—)	(21)
Corporate Auditors	5	74	—	74
(Outside Corporate Auditors)	(2)	(14)	(—)	(14)

Total	17	513	—	513

Notes:

1.

It was decided that aggregate basic remuneration of Directors should not exceed ¥46 million per month, according to the resolution of the 107th Ordinary General Meeting of Shareholders held on June 27, 2007. It was decided that aggregate basic remuneration of Corporate Auditors should not exceed ¥9 million per month, according to the resolution of the 84th Ordinary General Meeting of Shareholders held on June 29, 1984.

2.	The remuneration, etc. paid to Directors excludes employee wages for Directors who are also employees.

3.

Directors’ bonuses are not to be paid for the fiscal year under review. Furthermore, despite your approval for the ¥82 million allowance for Directors’ bonuses scheduled to be paid in installments, in July 2011 and December 2011 respectively, by the resolution of the 111th Ordinary General Meeting of Shareholders held on June 24, 2011, payment of the latter installment in the amount of ¥53 million was cancelled in view of the deterioration in earnings meanwhile.

4.	The above includes one Corporate Auditor who resigned at the conclusion of the 111th Ordinary General Meeting of Shareholders held on June 24, 2011.

5.

The Company plans to pay ¥42 million of retirement allowance to two Corporate Auditors who will retire before the 112th Ordinary General Meeting of Shareholders to be held on June 26, 2012. This payment is based on the resolution “Payment of retirement allowances for Directors and Corporate Auditors following the abolishment of the retirement allowance system” of the 107th Ordinary General Meeting of Shareholders held on June 27, 2007.

(3) Outside Directors and Corporate Auditors

(i) Significant concurrent jobs Outside Directors and Corporate Auditors are engaged in at other companies

Name	Significant concurrent positions
Outside Director Eiji Hosoya	Director, Chairman and Representative Executive Officer of Resona Holdings Inc. Director and Chairman of Resona Bank, Ltd. Managing Director (Outside Director) of Mitsui Fudosan Co., Ltd.
Outside Director Mochio Umeda	President of MUSE Associates, LLC Outside Director of ASATSU-DK INC. Managing Director of Pacifica Fund I.LP.
Outside Corporate Auditor Takao Yuhara	Managing Executive Director of ZENSHO HOLDINGS CO., LTD. Outside Director of COCO’S JAPAN CO., LTD.
Outside Corporate Auditor Tsukasa Yunoki	Lawyer

(ii) Major activities by Outside Directors and Corporate Auditors

Name	Main activities
Outside Director Eiji Hosoya	Participated in 9 of the 10 Board of Directors meetings (90% attendance rate) held during the fiscal year under review and proactively made statements, mainly from his expert perspective based on his abundant experiences as a management member of East Japan Railway Company, Resona Holdings Inc., and Resona Bank, Ltd., besides his experience as Vice Chairman of Japan Association of Corporate Executives.

Outside Director Mochio Umeda	Participated in 9 of the 10 Board of Directors meetings (90% attendance rate) held during the fiscal year under review and proactively made statements, mainly from his perspective based on his advanced knowledge in the IT field and his experience in global business.

Outside Corporate Auditor Takao Yuhara	Participated in all of the 10 Board of Directors meetings (100% attendance rate) and all of the 10 Board of Corporate Auditors meetings (100% attendance rate), held during the fiscal year under review, and made statements, whenever necessary, from his wealth of experience as financial officer of SONY CORPORATION and ZENSHO HOLDINGS CO., LTD..

Outside Corporate Auditor Tsukasa Yunoki	Participated in all of the 10 Board of Directors meetings (100% attendance rate) and all of the 10 Board of Corporate Auditors meetings (100% attendance rate), held during the fiscal year under review after being appointed as Outside Corporate Auditor, and made statements, whenever necessary, from his various perspectives based on the insight he has cultivated as a lawyer.

(iii) Outline of liability limitation contracts

The Company amended its Articles of Incorporation at the 106th Ordinary General Meeting of Shareholders on June 28, 2006, establishing the provision of contracts to limit liabilities of Outside Directors and Corporate Auditors.

The outline of liability limitation contracts, which the Company concluded with Outside Directors and Corporate Auditors in accordance with the revised Articles of Incorporation, is as follows.

(a) Liability limitation contracts with Outside Directors

Under such contracts, the maximum liability of Outside Directors shall be the higher of either of ¥10.00 million or a minimum liability amount stipulated in Article 425, Item 1 of the Corporate Law.

(b) Liability limitation contracts with Outside Corporate Auditors

Under such contracts, the maximum liability of Outside Corporate Auditors shall be the higher of either of ¥5.00 million or a minimum liability amount stipulated in Article 425, Item 1 of the Corporate Law.

4. Accounting auditors

(1) Name: KPMG AZSA LLC

(2) Remuneration, etc.:

Amount to be paid
Remuneration, etc. to be paid to the accounting auditor by the Company	¥241 million
Total sum of remuneration, etc. to be paid to the accounting auditor by the Company and its subsidiaries	¥412 million

Notes:

1.

In the audit contract signed between the Company and the accounting auditor, there is no classification between remuneration for audit services pursuant to the Corporate Law and that in accordance with the Financial Instruments and Exchange Law. Accordingly, the above “Remuneration, etc. to be paid to the accounting auditor by the Company” above represent the sum of these remunerations.

2.	Among the Company’s major subsidiaries, Ricoh Americas Corporation and 5 other subsidiaries are audited by KPMG.

(3) Non-audit work

The Company requested the accounting auditor to perform work outside the scope of service stipulated under Article 2, Paragraph 1 of the Certified Public Accountants Act (non-audit work), including the provision of information on the implementation of International Accounting Standards, and duly paid consideration for such service.

(4) Policy regarding decision to dismiss or not reappoint the accounting auditor

The Board of Corporate Auditors, by unanimous agreement, will dismiss the accounting auditor when confirmed that the accounting auditor falls under any item of Article 340, Paragraph 1 of the Corporate Law. In this case, the dismissal and its reasons will be reported at the first general meeting of shareholders to be held after the dismissal.

In addition to the above, the Company will propose at a general meeting of shareholders to dismiss or not reappoint the accounting auditor when confirmed that it is difficult for the accounting auditor to properly perform audit duties with the agreement of the Board of Corporate Auditors or as requested by the Board of Corporate Auditors.

5. Systems to secure appropriateness of operations

Resolutions adopted by the Board of Directors for systems to secure the appropriateness of the Company’s operations are as follows. The resolutions will be reviewed regularly on an ongoing basis in response to changes in the business environment.

Internal Control System Basic Policy

The RICOH Way, which comprises our founding principles and Management Philosophy (Mission Statement, Vision Statement and Values Statement), is the foundation of the Ricoh Group’s management policy, strategy and internal control system.

Inspired by the values incorporated in the RICOH Way, we are working to establish and implement an internal control system aimed at strengthening competitiveness and continuously improving the system while ensuring transparency based on corporate ethics and legal compliance.

(1)	System to ensure the efficient implementation of Directors’ duties and compliance with laws and Articles of Incorporation

Based on the principle of autonomous corporate governance, the Company promotes a corporate culture that values both a sense of duty to meet the various expectations of stakeholders and high ethics suited to good social conscience. At the same time, the Company strives to create a sense of alertness in management and business execution, and further enhance the quality and speediness of such functions. To this end, the Company will adopt the following management structure.

(i)	Management transparency and fairness of decision-making are strengthened by the presence of Outside Directors.

(ii)

As part of the strengthening of management oversight functions by the Board of Directors, the “Nomination and Compensation Committee”, a permanent organization composed of Outside Directors and designated internal Directors, makes proposals and resolutions concerning the regulation of the nomination, dismissal and compensation of Directors and executive officers, etc.

(iii)	The executive officer system, its division of duties clarified, speeds up the decision-making process through the attribution of authority to each business division.

(iv)

The “Group Management Committee” (GMC) is a decision-making organization delegated by the Board of Directors, and composed of executive officers who meet specific criteria. The GMC operates so as to accelerate deliberation and decision-making from the perspective of the optimum management of the entire Group, concerning the most appropriate strategies for direction of each business division and the entire Group, within the powers granted to it.

(v)	The “Disclosure Committee” is an independent organization that assures the accuracy, timeliness and comprehensiveness of disclosure of corporate information, and it verifies the process of disclosure.

(2)	Systems related to the retention and management of information related to the implementation of Directors’ duties

Records and proposals related to decisions by Directors in the course of their duties are collated, retained and managed in compliance with applicable laws, regulations and internal rules. Documents are kept so that they can be retrieved and produced in response to a request from Directors and Corporate Auditors.

(3)	Regulations and other structures regarding risk management for losses

(i)	The occurrence of losses shall be proactively prevented based on risk management regulations.

(ii)	Should losses nevertheless arise, efforts shall be made to minimize damage (loss) based on standards for initial reaction.

(iii)	In order to manage losses as a Group, comprehensively and in a unified fashion, a division responsible for integrated management has been created to thoroughly cover all aspects globally.

(4)	Systems to ensure appropriate compliance with laws, and Articles of Incorporation concerning the performance of employee duties

(i)

In order to thoroughly implement the “Ricoh Group Corporate Social Responsibility (CSR) Charter” which sets forth the principles of corporate behavior including compliance, and the “Ricoh Group Code of Conduct” which articulates the general rules of conduct for Ricoh Group employees, the Specialty Committee and a “Hot Line” for reporting incidents and seeking advice have been established. Also various training programs are set up to enhance compliance domestically and overseas.

(ii)

Efforts are being made to improve business processes and construct a framework for standardized internal control throughout the entire Ricoh Group, with the goal of “complying with laws, norms and internal rules”, “improvement of business effectiveness and efficiency”, “maintaining high reliability of financial reporting” and “securing of assets”, including compliance to the Sarbanes-Oxley Act of 2002, the Financial Instruments and Exchange Law and other relevant laws and regulations.

(iii)

To ensure appropriate internal auditing, an internal auditing department shall perform fair and objective examination and evaluation of how each division is executing its business based on legal compliance and rational criteria, and provide advice or recommendation for improvement.

(iv)

The Company shall establish a department specializing in enhancing and promoting the functions of (i), (ii) and (iii) above on an integrated basis. To establish and improve an internal control system of the Ricoh Group, the Company shall institute an “Internal Control Committee” within the Group Management Committee, which is expected to convene regularly to deliberate and decide on relevant matters.

(5)	Systems to ensure correct business standards at Ricoh and its affiliates

Ricoh and each affiliate in the Ricoh Group shall devise a system that ensures the adherence to correct business standards to improve business performance and enhance the prosperity of each Group company, while respecting each other’s independence, as follows:

(i)

The Company’s Board of Directors and the “Group Management Committee” (GMC) make decisions and perform management oversight for the Ricoh Group as a whole. To ensure the efficacy of such efforts, they establish management regulations concerning affiliate companies, and set up relevant administrative organizations in order to manage the Group.

(ii)	The “Ricoh Group Standard” (RGS) represents a set of common rules to be followed by the entire Group.

(6)	Systems established to ensure the effective performance of auditing responsibilities by Corporate Auditors

1)	Matters regarding employees whom auditors request to assist them in the performance of their duties

(i)	The Company shall establish a Corporate Auditor office, where exclusively assigned employees assist Corporate Auditors in performing their duties.

(ii)

The above employees shall assist Corporate Auditors in performing their duties while taking direction from them and shall not be subject to orders given by Directors. In addition, personal assessments regarding said employees shall be made by full-time Corporate Auditors. Furthermore, personnel changes regarding said employees shall be made only after gaining agreement of full-time Corporate Auditors.

2)	Systems related to reporting to Corporate Auditors

(i)

Directors or employees shall promptly report to Corporate Auditors concerning material violations of laws and the Articles of Incorporation at Ricoh and each affiliate in the Ricoh Group, as well as matters concerning wrongful acts or the possibility of significant damage to the company at the time of their discovery, in accordance with the law and internal rules concerning internal reporting.

(ii)	Directors and employees shall cooperate when they are requested to report matters concerning operations required for auditing by Corporate Auditors.

(iii)	Directors shall provide Corporate Auditors with minutes and materials of important meetings, as well as important resolution documents for their review.

3)	Systems established to ensure effective auditing by Corporate Auditors

Directors and employees shall cooperate in facilitating the implementation of the following items by Corporate Auditors.

(i)	Enable Corporate Auditors to attend important meetings such as The Group Management Committee (GMC) and regularly exchange opinions with Representative Directors.

(ii)

Enable Corporate Auditors to conduct effective auditing through the tripartite sharing of information and issues by periodic meetings, etc. based on the understanding that mutual cooperation with accounting auditors and the internal auditing department is important.

The Company takes an uncompromising attitude toward antisocial activities and any organizations engaged therein in an effort to eradicate any antisocial activities and will not have any relationship with antisocial entities. This is stipulated in the “Ricoh Group Code of Conduct”, which stipulates correct behaviors for all corporate officers and employees of the Group.

Also, the Company has established an internal hotline and has been working closely with outside agencies, such as the police, and relevant organizations as well as making efforts to build trust with such organizations. In the future also, the Company will continue to strengthen its internal system so as to eradicate any antisocial activities or relationships with antisocial entities.

Consolidated Balance Sheets (as of March 31, 2012)

	Millions of yen
	As of March 31,
	2012	2011
ASSETS
Current Assets:	1,106,506	1,067,850
Cash and cash equivalents	156,210	172,221
Time deposits	2,461	2,010
Trade receivables:	467,214	449,057
Notes	43,921	46,350
Accounts	439,673	419,471
Less-Allowance for doubtful receivables	(16,380)	(16,764)
Current maturities of long-term finance receivables, net	219,716	208,675
Inventories:	195,009	171,883
Finished goods	101,165	85,842
Work in process and raw materials	93,844	86,041
Deferred income taxes and other	65,896	64,004
Fixed Assets:	1,182,852	1,187,714
Property, plant and equipment:	268,527	264,818
Land	45,893	44,444
Buildings and structures	265,843	262,526
Machinery and equipment	659,503	737,373
Construction in progress	9,576	5,392
Less-Accumulated depreciation	(712,288)	(784,917)
Investment and other assets:	914,325	922,896
Long-term finance receivables, net	468,004	445,783
Investment securities	45,470	48,909
Investment in and advances to affiliates	444	213
Goodwill	195,251	221,092
Other intangible assets	112,914	130,063
Lease deposit and other	92,242	76,836

Total Assets	2,289,358	2,255,564

Consolidated Balance Sheets (as of March 31, 2012)

	Millions of yen
	As of March 31,
	2012	2011
LIABILITIES AND EQUITY
Current Liabilities:	673,024	609,464
Short-term borrowings	111,272	39,095
Current maturities of long-term indebtedness	105,160	111,106
Trade payables:	252,209	247,406
Notes	11,553	12,216
Accounts	240,656	235,190
Accrued income taxes and other	13,448	13,393
Accrued expenses and other	190,935	198,464
Long-term Liabilities:	737,316	667,970
Long-term indebtedness	525,435	479,423
Accrued pension and severance costs	164,757	140,840
Deferred income taxes and other	47,124	47,707
Total Liabilities	1,410,340	1,277,434
Equity:
Ricoh shareholders’ equity:	822,704	925,243
Common stock	135,364	135,364
Additional paid-in capital	186,083	186,083
Retained earnings	742,549	811,082
Accumulated other comprehensive income (loss)	(204,175)	(170,448)
Treasury stock at cost	(37,117)	(36,838)
Non-controlling interest	56,314	52,887
Total Equity	879,018	978,130

Total Liabilities and Equity	2,289,358	2,255,564

Consolidated Statements of Operations (for the year ended March 31, 2012)

	Millions of yen
	For the year ended March 31,
	2012	2011
Net sales	1,903,477	1,941,336
Cost of sales	1,150,855	1,152,395
Gross profit	752,622	788,941
Selling, general and administrative expenses	743,199	730,870
Impairment loss of goodwill	27,491	—
Operating income (loss)	(18,068)	58,071
Other (income) expenses	(13,869)	(13,902)
Interest and dividend income	3,129	2,985
Interest expense	(6,979)	(8,528)
Loss on valuation of securities	(5,012)	(1,844)
Foreign currency exchange loss, net	(4,355)	(5,956)
Others, net	(652)	(559)
Income (loss) before income taxes and equity in earnings of affiliates	(31,937)	44,169
Provision for income taxes:	8,223	22,410
Current	32,309	21,501
Deferred	(24,086)	909
Equity in earnings of affiliates	39	(22)
Consolidated net income (loss)	(40,121)	21,737
Net income attributable to non-controlling interest	4,439	3,107

Net income (loss) attributable to Ricoh Company, Ltd.	(44,560)	18,630

Consolidated Statement of Changes in Equity

(for the year ended March 31, 2012)

	(Unit: millions of yen)

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Shareholders’ Investment	Non-controlling interests	Total equity
Beginning balance	135,364	186,083	815,970	(170,702)	(36,838)	929,877	52,887	982,764

Retroactive adjustments due to a change in the accounting term of consolidated subsidiaries, net of tax			(4,888)	254		(4,634)		(4,634)

Beginning balance (after retroactive adjustments)	135,364	186,083	811,082	(170,448)	(36,838)	925,243	52,887	978,130

Comprehensive income (loss)
Consolidated net income (loss)			(44,560)			(44,560)	4,439	(40,121)
Unrealized gains (losses) on securities				1,215		1,215	(7)	1,208
Pension liability adjustments				(20,085)		(20,085)	(78)	(20,163)
Unrealized gains on derivatives				15		15	68	83
Cumulative translation adjustments				(14,872)		(14,872)	(194)	(15,066)
Total comprehensive income (loss)						(78,287)	4,228	(74,059)
Net changes in treasury stock					(279)	(279)		(279)
Loss on disposal of treasury stock			(31)			(31)		(31)
Dividends declared and approved to Ricoh Company, Ltd. shareholders			(23,942)			(23,942)		(23,942)
Dividends paid to non-controlling interests							(603)	(603)
Wholly owned subsidiaries							(198)	(198)

Ending balance	135,364	186,083	742,549	(204,175)	(37,117)	822,704	56,314	879,018

Consolidated Statements of Cash Flows (Unaudited)

	Millions of yen
	For the year ended March 31,
	2012	2011

1. Cash flows from operating activities
Consolidated net income (loss)	(40,121)	21,737
Adjustments to reconcile net income (loss) to net cash provided by operating activities —
Depreciation and amortization	91,137	93,677
Equity in (earnings) losses of affiliates, net of dividends received	(39)	22
Deferred income taxes	(24,087)	908
Loss on disposal and sales of tangible fixed assets	1,604	1,507
Loss on impairment of long-lived assets	10,070	842
Loss on impairment of securities	5,012	1,844
Loss on impairment of goodwill	27,491	—
Pension and severance costs, less payments	(5,386)	(1,106)
Changes in assets and liabilities —
Decrease (increase) in trade receivables	(20,393)	1,072
Increase in inventories	(17,126)	(12,515)
Decrease (increase) in finance receivables	(25,667)	13,917
Decrease in trade payables	(5,096)	(11,850)
Increase (decrease) in accrued income taxes and accrued expenses and other	(5,623)	13,868
Other, net	19,430	4,713
Net cash provided by operating activities	11,206	128,636

2. Cash flows from investing activities
Proceeds from sales of property, plant and equipment	1,532	1,389
Expenditures for tangible fixed assets	(73,271)	(66,875)
Expenditures for intangible fixed assets	(14,504)	(18,807)
Payments for purchases of available-for-sale securities	(93)	(235)
Proceeds from sales of available-for-sale securities	68	126
Increase in time deposits	(385)	(401)
Purchase of business, net of cash acquired	(14,816)	(1,415)
Other, net	(10,974)	(5,688)
Net cash used in investing activities	(112,443)	(91,906)

	Millions of yen
	For the year ended March 31,
	2012	2011
3. Cash flows from financing activities
Proceeds from long-term indebtedness	147,034	58,622
Repayment of long-term indebtedness	(82,260)	(87,147)
(Increase) Decrease in short-term borrowings, net	70,044	(31,584)
Proceeds from issuance of long-term debt securities	—	79,741
Repayment of long-term debt securities	(22,444)	(87,975)
Dividend paid	(23,942)	(23,943)
Payment for purchase of treasury stock	(23)	(157)
Other, net	(586)	(520)
Net cash provided by (used in) financing activities	87,823	(92,963)

4. Effect of exchange rate changes on cash and cash equivalents	(2,597)	(8,647)
5. Net decrease in cash and cash equivalents	(16,011)	(64,880)
6. Cash and cash equivalents at beginning of year	172,221	237,101
7. Cash and cash equivalents at end of year	156,210	172,221

(Note)	Due to change of the accounting term of some subsidiaries, results of the previous fiscal year are presented after retroactive adjustments.

Notes to Consolidated Financial Statements

* All figures are rounded off to nearest million yen.

Accounting Policies Regarding the Preparation of Consolidated Financial Statements

Scope of Consolidation

The number of consolidated subsidiaries is 213 and the number of companies to which the equity method is applied is 17 in the fiscal year under review.

In addition to the above, the Company added variable interest entities to its scope of consolidation from this fiscal year.

In the fiscal year under review, the Company included PENTAX RICOH IMAGING CO., LTD and 9 other controlled affiliates to the scope of consolidation.

Significant Accounting Policies

1. Basis for Preparing Consolidated Financial Statements

The consolidated financial statements including consolidated balance sheets and consolidated statements of operations has been prepared on the basis of accounting principles generally accepted in the United States (“U.S. GAAP”), in compliance with Article 120(2), Paragraph 1 of the Corporate Calculation Regulations. However, in compliance with the second sentence of the paragraph, certain disclosure that is required on the basis of U.S. GAAP is omitted.

2. Accounting Policy for Securities

Accounting standards for securities conform to the provisions of the Financial Accounting Standards Board (FASB), Accounting Standards Codification TM (ASC) 320, “Investments — Debt and Equity Securities” Ricoh’s investments in debt and marketable equity securities are mainly classified as available-for-sale securities. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, reported in accumulated other comprehensive income (loss).

3. Accounting Policy for Inventories:

Inventories are mainly stated principally at the lower of average cost or net realizable values.

4. Depreciation method for Tangible fixed Assets:

For the Company and its domestic subsidiaries, depreciation of plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation. Certain leased buildings, machinery and equipment are accounted for as capital leases in conformity with ASC 840 “Accounting for Leases”.

5. Depreciation method for Software for Internal Use:

Costs incurred for computer software developed or obtained for internal use are capitalized and amortized on a straight line basis over generally 3 to 10 years in accordance with ASC 350, “Goodwill and Other Intangible Assets”.

6. Goodwill and Other Intangible Fixed Assets:

Goodwill and intangible fixed assets that have indefinite useful lives are not amortized based on ASC 350, “Goodwill and Other Intangible Assets”. The Company conducts annual tests for impairment based on the same ASC. Other intangible fixed assets that have definite useful lives are depreciated by using the straight-line method.

7. Basis for Provision of Reserves

(1) Allowance for doubtful receivables:

Ricoh records allowances for doubtful receivables that are based upon historical experience and specific customer collection issues. The estimated amount of probable credit losses in its existing receivables is determined from write-off history adjusted to reflect current economic conditions and specific allowances for receivables including nonperforming leases, impaired loans or other accounts for which Ricoh has concluded it will be unable to collect all amounts due according to original terms of the lease or loan agreement.

(2) Reserve for retirement allowances:

The measurement of pension costs and liabilities is determined in accordance with ASC 715, “Retirement Benefits”. Changes in the amount of either the projected benefit obligation or plan assets resulting from actual results different from that assumed and from changes in assumptions can result in gains and losses in the consolidated financial statements. Amortization of net gain or loss is included as a component of the net periodic benefit plan cost for a year if, as of the beginning of the year, that net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation or (2) the fair value of that plan’s assets. In such case, the amount of amortization recognized is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan.

8. The consumption tax and the local consumption tax are excluded from profits and losses.

Change in Significant Accounting Policies

Changes in accounting principle, accounting procedure and presentation

In accordance with ASC 810, “Consolidation”, the accounting period of the Company’s subsidiaries, that changed their accounting periods from December 31 to March 31 during the fiscal year under review, was deemed to have been March 31 in the previous fiscal year; accordingly the Company retroactively revised its consolidated financial statements for the previous fiscal year.

As a result, the consolidated balance sheets, consolidated statements of operations and consolidated statement of changes in equity for the previous fiscal year were revised retroactively.

Net income (loss) attributable to Ricoh Company, Ltd., total equity, and total assets for the previous fiscal year before and after the retroactive revision are set out below.

(Unit: millions of yen)

	Before revision	Revised amount	After revision
Net income (loss) attributable to Ricoh Company, Ltd.	19,650	(1,020)	18,630
Total equity	982,764	(4,634)	978,130
Total assets	2,262,396	(6,832)	2,255,564

Notes to Consolidated Balance Sheets, etc.

1.	Allowance for doubtful receivables related to current maturities of long-term finance receivables, net and long-term finance receivables:

¥10,219 million

2.

Accumulated other comprehensive income (loss) includes accumulated foreign currency translation adjustments, unrealized holding gains (losses) on available-for-sale securities, unrealized gain (loss) on derivative instruments, and pension liability adjustment.

3.	Pledged assets and liabilities:

(1) Pledged assets:
Property, plant and equipment:	¥88 million
Long-term finance receivables, net:	¥424 million
(2) Pledged liabilities	¥447 million

4.	Matters related to transfers of financial assets

Subsidiaries of the Company conduct the transfer of long-term finance receivables, net to SPE and others. The transfer that does not satisfy requirements for being treated as the sale of financial assets is accounted for as secured borrowing.

With respect to the aforementioned accounting treatment, the consolidated balance sheets include the following assets and liabilities:

Current maturities of long-term finance receivables, net:	¥16,884 million
Long-term finance receivables, net:	¥37,144 million
Current maturities of long-term indebtedness:	¥13,884 million
(of which secured borrowings):	¥(13,232) million
Long-term indebtedness:	¥31,290 million
(of which secured borrowings):	¥(30,015) million

5. Guarantee obligation including employees’ housing loans:	¥14 million

Notes to consolidated statement of operations

1.	Impairment of investment securities

Realized loss associated with the impairment of available-for-sale securities in the fiscal year ended March 31, 2012 was ¥5,012 million, which is presented as loss on valuation of securities in the consolidated statement of operations. As of March 31, 2012, the Company believes such decline in the fair value of available-for-sale securities is not a temporary phenomenon, thus the fair value of such stocks held as available-for-sale securities is unlikely to recover to the level of acquisition price, within a short period of time after the end of the fiscal year under review.

2.	Impairment of goodwill

As the goodwill of a reporting unit, production printing business was found to have been impaired, as a result of the annual impairment test (setting December end as reference date) revealing the stagnating total market capitalization of the Company, the Company duly reported such impairment loss which is presented as goodwill impairment loss in the consolidated statement of operations. In the above impairment test, fair value of each reporting unit was evaluated by the income approach using the discounted cash flow (DCF) method.

3.	Loss on impairment of long-lived assets

In the fiscal year ended March 31, 2012, the Company recorded ¥10,070 million impairment loss in total. The impairment loss has been reflected in the cost of sales, and selling, general and administrative expenses in the consolidated statement of operations. Detail of the impairment loss recorded in fiscal year ended March 31, 2012 is as follows. ¥551 million impairment loss was recorded for molds, jigs and tools and other assets associated with the manufacturing equipment for digital cameras, as recovery of investment became unlikely due to deteriorating market/economic environment. Recoverable values of these assets have been measured by their values in use. Meanwhile, ¥9,519 million impairment loss was recorded for machinery and equipment, intangible assets related to maintenance contracts, and other assets of the production printing business, as recovery of investment became unlikely due to deteriorating market/economic environment. Recoverable values of these assets have been measured by their values in use.

Notes to Consolidated Statement of Changes in Equity

1.	Detailsand total number of shares outstanding as of the end of the fiscal year

Common stock:		744,912,078 shares

2.	Numberof treasury stock as of the end of the fiscal year

Common stock:		19,831,060 shares

3.	Dividend, effective date of which belongs to the next fiscal year though base date belongs to the current fiscal year

The Company intends to propose an agenda on dividends (dividend per share: ¥8.50; total amount of dividend: ¥6,163 million; base date: March 31, 2012) for the 112th Ordinary General Meeting of Shareholders to be held on June 26, 2012.

Notes to Deferred Tax Accounting

Revisions to the amount of deferred tax assets and deferred tax liabilities due to a change in corporate tax rates, etc.

Following the promulgation of the “Law for Partial Amendment of the Income Tax Law, etc. for the Purpose of Creating a Taxation System Responding to Changes in Economic and Social Structures”, (Law No. 114, 2011) and the “Law on Special Measures for Securing Financial Resources Necessary to Implement Measures for Reconstruction following the Great East Japan Earthquake” (Law No. 117, 2011) on December 2, 2011, corporate tax rates for and after the fiscal year beginning April 1, 2012 have been revised. In consequence of the tax rate revision, the statutory tax rates applied to the computation of deferred tax assets and liabilities associated with the temporary differences which are expected to be eliminated on or after the fiscal year ended March 31, 2013 and the fiscal year ended March 31, 2016 have been reduced from the existing 40.8% to 38.2% and 35.8% respectively.

As a result, the net amount of deferred tax assets fell by ¥7,484 million, while deferred tax recorded in the current fiscal year increased by ¥7,484 million.

Notes to Financial Instruments

1.	Matters concerning the state of financial instruments

Risk management policy

Ricoh enters into various derivative financial instrument contracts in the normal course of business in connection with the management of its assets and liabilities. Ricoh uses derivative instruments to reduce risk and protect market value of assets and liabilities in conformity with Ricoh’s policy. Ricoh does not use derivative financial instruments for trading or speculative purposes, nor is it a party to leveraged derivatives.

All derivative instruments are exposed to credit risk arising from the inability of counterparties to meet the terms of the derivative contracts. However, Ricoh does not expect any counterparties to fail to meet their obligations because these counterparties are financial institutions with satisfactory credit ratings. Ricoh utilizes a number of counterparties to minimize the concentration of credit risk.

Foreign Exchange Risk Management

Ricoh conducts business on a global basis and holds assets and liabilities denominated in foreign currencies. Ricoh enters into foreign exchange contracts and foreign currency options to hedge against the potentially adverse impacts of foreign currency fluctuations on those assets and liabilities denominated in foreign currencies.

Interest Rate Risk Management

Ricoh enters into interest rate swap agreements (including interest rate and currency swap agreements) to hedge against the potential adverse impacts of changes in fair value or cash flow fluctuations on interest of its outstanding debt.

2.	Matters concerning fair value of financial instruments

(1)	Cash and cash equivalents, Time deposits, Trade receivables, Trade payables, Short-term borrowings, Current maturities of long-term indebtedness, and Accrued expenses

The carrying amounts approximate fair value because of the short maturities of these instruments.

(2)	Investment securities

The fair value of the investment securities is principally based on quoted market price.

As a non-marketable security has no published market price and each security has distinctive attributes, the estimation of fair value could not be conducted without entailing considerable cost.

The book value of non-marketable securities as of March 31, 2012 was ¥1,837 million.

Investment securities whose fair values are recognized to be extremely difficult to grasp, are not included in the following table.

(3)	Installment loans

The fair value of installment loans is based on the present value of future cash flows using the current interest rate for similar instruments of comparable maturity.

(4)	Long-term indebtedness

The fair value of each of the long-term indebtedness instruments is based on the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar instruments of comparable maturity.

(5)	Interest rate swap (including interest rate and currency swap)

The fair value of interest rate swap agreements is calculated on the basis of estimates obtained from financial institutions and appropriate valuation methods based on available information.

(6)	Foreign currency contracts

The fair value of foreign currency contracts (hedging contracts) is calculated on the basis of estimates obtained from financial institutions and appropriate valuation methods based on available information.

(7)	Foreign currency options

The fair value of foreign currency options is calculated on the basis of estimates obtained from financial institutions and appropriate valuation methods based on available information.

The consolidated balance sheet amounts and fair values of financial instruments as of March 31, 2012, are as follows:

(Unit: millions of yen)

	Balance sheet amount	Estimated fair value
Investment securities	43,633	43,633
Installment loans	83,361	84,441
Long-term indebtedness	525,435	524,056
Interest rate swap agreements, net	(2,182)	(2,182)
Foreign currency contracts, net	(5,832)	(5,832)
Foreign currency options, net	(1,020)	(1,020)

*	Assumptions for estimated fair value

Fair value estimates are made at a specific point in time, based on available market information and information about respective financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment. Therefore, the estimated fair value may be significantly influenced by changes in those assumptions.

Notes to Per-share Information

1. Ricoh shareholders’ equity per share:	¥1,134.64
2. Basic net loss attributable to Ricoh shareholders per share:	¥(61.42)
Diluted net loss attributable to Ricoh shareholders per share:	¥(61.42)

Non-consolidated Balance Sheets (as of March 31, 2012)

	Millions of yen
	As of March 31,
	2012	2011
ASSETS
Current Assets:	466,274	563,320
Cash on hand and in banks	9,436	12,296
Notes receivable — trade	1,795	2,814
Accounts receivable — trade	165,852	169,172
Marketable securities	64,387	66,677
Finished goods	25,890	22,126
Raw materials	5,724	4,228
Work in process	8,671	7,582
Supplies	9,612	8,520
Deferred tax assets	18,050	12,353
Accounts receivable — other	22,196	29,378
Short-term loans receivable	124,595	218,615
Other current assets	10,089	9,678
Allowance for doubtful accounts	(31)	(124)
Fixed Assets:	668,908	689,100
Tangible fixed assets:	130,720	136,777
Buildings	61,478	65,570
Structures	3,289	3,551
Machinery and equipment	21,066	25,569
Vehicles	7	5
Tools	9,446	10,475
Land	28,339	28,769
Leased assets	71	127
Construction in progress	7,020	2,708
Intangible fixed assets:	44,217	62,335
Goodwill	7,762	16,770
Leasehold right and others	13,074	22,199
Software	23,343	23,299
Leased assets	36	66
Investments and Other Assets:	493,971	489,987
Investment securities	16,415	17,093
Affiliates’ securities	319,792	351,872
Investment in affiliates	19,252	19,252
Long-term loans receivable	182,591	92,172
Claims provable in bankruptcy, claims provable in rehabilitation and other	223	322
Lease deposit	6,328	6,629
Other investments	6,518	3,185
Allowance for doubtful accounts	(57,151)	(540)

Total Assets	1,135,182	1,252,421

Non-consolidated Balance Sheets (as of March 31, 2012)

	Millions of yen
	As of March 31,
	2012	2011
LIABILITIES
Current Liabilities:	263,755	205,750
Notes payable — trade	1,885	2,107
Accounts payable — trade	116,550	116,267
Bonds maturing within one year	—	22,221
Short-term borrowings	20,000	—
Current maturities of long-term borrowings	54,000	6,300
Leased obligations	217	403
Accounts payable — other	21,635	9,433
Accrued expenses	29,465	27,870
Accrued corporate tax	303	709
Accrued bonuses	7,447	9,214
Accrued Directors’ bonuses	—	82
Warranty reserve	875	1,000
Other current liabilities	11,373	10,139
Fixed Liabilities:	272,157	294,533
Bonds	125,000	125,000
Long-term borrowings	136,800	160,800
Leased obligations	81	376
Deferred tax liabilities	—	409
Long accounts payable-other	262	265
Retirement benefit obligation	4,289	5,167
Asset retirement obligations	2,092	2,026
Other fixed liabilities	3,631	487
Total Liabilities	535,912	500,283
(Net Assets)
Shareholders’ Equity:	594,677	747,607
Common Stock	135,364	135,364
Additional paid-in-capital:	180,804	180,804
Legal capital reserve	180,804	180,804
Retained Earnings:	315,461	468,112
Legal reserve	14,955	14,955
Other retained earnings	300,506	453,157
Reserve for deferral of capital gain on property	3,453	450
Reserve for special depreciation	351	411
Reserve for social contribution	3	0
General reserve	415,350	430,350
Retained earnings brought forward	(118,651)	21,946
Treasury stock	(36,953)	(36,674)
Difference of appreciation and conversion	4,592	4,530
Net unrealized holding gains on securities	4,592	4,530
Total Net Assets	599,269	752,137

Total Liabilities and Net Assets	1,135,182	1,252,421

Non-consolidated Statements of Operations (for the year ended March 31, 2012)

	Millions of yen
	For the year ended March 31,
	2012	2011
Net sales	795,471	842,297
Cost of sales	620,179	644,502
Gross profit	175,292	197,795
Selling, general and administrative expenses	207,219	204,193
Total operating loss	(31,927)	(6,397)
Non-operating income:	34,640	35,818
Interest and dividend income	27,808	31,863
Other revenue	6,831	3,954
Non-operating expenses:	10,116	22,293
Interest expense	4,947	4,361
Exchange loss	4,312	15,725
Other expenses	855	2,206
Ordinary income (loss)	(7,402)	7,126
Extraordinary loss:	133,046	3,641
Provision of allowance for doubtful accounts of long-term loans	56,723	—
Loss on valuation of stocks of affiliates	51,113	—
Impairment of fixed assets	16,740	705
Special extra retirement payments	8,469	—
Loss on adjustment for changes of accounting standard for asset retirement obligations	—	745
Loss on disaster	—	2,190
Income (loss) before income taxes	(140,449)	3,485
Corporate, inhabitant and enterprise taxes	(3,635)	(4,352)
Refund of income taxes	(321)	(760)
Corporate and other tax adjustments	(7,813)	(1,116)

Net income (loss)	(128,678)	9,714

Statement of Changes in Shareholders’ Equity (for the year ended March 31, 2012)

	(Unit: millions of yen)

	Shareholders’ equity						Difference of appreciation and conversion	Total net assets
	Common stock	Additional paid-in-capital	Retained earnings		Treasury stock	Total shareholders’ equity	Net unrealized holding gains on securities
		Legal capital reserve	Legal reserve	Other retained earnings (Note)
Beginning balance	135,364	180,804	14,955	453,157	(36,674)	747,607	4,530	752,137
Changes in the term
Dividends from surplus				(23,942)		(23,942)		(23,942)
Net loss				(128,678)		(128,678)		(128,678)
Purchase of treasury stock					(327)	(327)		(327)
Disposal of treasury stock				(31)	48	17		17
Net changes of items other than shareholders’ equity							62	62
Total changes in the term	—	—	—	(152,650)	(279)	(152,930)	62	(152,868)

Ending balance	135,364	180,804	14,955	300,506	(36,953)	594,677	4,592	599,269

Note: Breakdown of other retained earnings

	(Unit: millions of yen)

	Reserve for deferral of capital gain on property	Reserve for special depreciation	Reserve for social contributions	General reserve	Retained earnings brought forward	Total other retained earnings
Beginning balance	450	411	0	430,350	21,946	453,157
Changes in the term
Dividends from surplus					(23,942)	(23,942)
Transfer of reserve for deferral of capital gain on property	3,164				(3,164)	—
Reversal of reserve for deferral of capital gain on property	(161)				161	—
Transfer to reserve for special depreciation		25			(25)	—
Reversal of reserve for special depreciation		(84)			84	—
Transfer of reserve for social contribution			94		(94)	—
Reversal of reserve for social contribution			(91)		91	—
Reversal of general reserve				(15,000)	15,000	—
Disposal of treasury stock					(31)	(31)
Net loss					(128,678)	(128,678)
Total changes in the term	3,003	(59)	3	(15,000)	(140,597)	(152,650)

Ending balance	3,453	351	3	415,350	(118,651)	300,506

Notes to Non-consolidated Financial Statements

* All figures are rounded down to nearest million yen.

Notes Regarding Significant Accounting Policies

1.	Accounting Policy for Securities

(1)	Securities of subsidiaries and affiliates

Securities of subsidiaries and affiliates are stated at cost based on the moving average method.

(2)	Other securities

Marketable securities:	Marked to market based on the market price at the end of the term and other factors (accounting for all valuation differences with the full net-assets injection method; the cost of securities sold is valued at moving average cost).

Non-marketable securities:	Stated at cost based on the moving average method.

2. Accounting Policy for Derivatives

Derivatives are stated at market value.

3. Accounting Policy for Inventories

Inventories are stated principally at cost using the gross average method (the amounts on the balance-sheets are stated based on the method of devaluing book values by lowered profitability).

4. Depreciation and Amortization

(1)	Tangible fixed assets (excluding leased assets):

Depreciated by using the declining-balance method.

Buildings (excluding fixtures) acquired after April 1, 1998 are depreciated using the straight-line method. Major useful life is as follows:

Buildings:	5-50 years
Machinery and equipment:	4-12 years

(2) Intangible fixed assets (excluding leased assets):

Depreciated by using the straight-line method.

With software for sale in the market, however, the Company records the larger of an amortization based on projected sales profits or a uniform amortization based on a projected effective sales period for the balance. The initially projected effective sales term is 3 years. With software for internal use, the Company uses the straight-line method based on a usable period of 5 to 10 years.

Goodwill is amortized using the straight-line method over the period of investment effect (16 years or 5 years).

(3) Leased assets

Finance leases for which ownership does not transfer to lessees;

Ricoh uses straight-line depreciation for Leased assets regarding Lease-term as useful life.

In addition, with regards to Lease contracts on or before March 31, 2008, Ricoh uses accounting similar to the accounting treatment for ordinary sale and purchase transactions.

5. Basis for Provision of Reserves

(1) Allowance for doubtful accounts:

The allowance for doubtful accounts is provided to cover possible losses from bad debts and represents possible individual doubtful accounts based on historical default rates and the potential for irrecoverableness.

(2) Accrued bonuses:

The reserve for accrued bonuses is provided by estimating the amount of bonuses payable to employees for the current financial year under our corporate rules for calculating such bonus payment.

(3) Accrued Directors’ bonuses:

The reserve for accrued bonuses is provided by estimating the amount of bonuses payable to Directors for the current financial year.

(4) Warranty reserve:

To cover product after-sales service expenses, the Company calculates the product warranty reserve based on projected service costs.

(5) Retirement benefit obligation:

To cover projected employee benefits, the Company records the estimated obligations at the end of current fiscal year based on projected year-end benefit obligations and plan assets. For actuarial gains or losses and for prior service costs, the Company uses straight-line amortization over a certain period of time (15 years) within averaged remaining employment term as incurred in each business year starting from the year following the year of occurrence. For past service liability (PSL) the Company uses straight-line amortization over a certain period of time (15 years) within averaged remaining employment term as incurred in each business year.

6. Consumption Taxes

The consumption tax and the local consumption tax are excluded from profits and losses.

7. Application of Consolidated Taxation System

From the previous fiscal year, the Company has adopted consolidated taxation system with the Company being the consolidated parent company.

8. Hedge Accounting

(1) Hedge accounting methods:

With interest-rate swaps, the Company hedges by assigning transactions that meet assignment requirements.

(2) Hedge instruments and targets:

Hedging Instruments:	Interest swaps
Hedged items:	Interests of long-term borrowings

(3) Hedging policies:

In keeping with its internal Market Risk Management Rules, Ricoh uses derivatives to manage the exposure of its assets and liabilities to market fluctuations.

(4) Hedge effectiveness:

The Company assesses the effectiveness of hedges by analyzing the ratios of the total market fluctuations of hedged targets and instruments. Interest rate swaps, which the Company hedges by assigning transactions that meet assignment requirements, are exempt.

9. Accounting procedures for term-end matured bills

Term-end matured bills are recorded on their clearing dates. As the term-end date for the fiscal year under review was a bank holiday, the following term-end matured bills were included in the amount of balance at March 31, 2012.

Notes receivable-trade	¥57 million
Notes payable-trade	¥121 million

10. Additional information

(Adoption of the “Accounting standard for accounting changes and error corrections”)

The Company has adopted the “Accounting Standard for Accounting Changes and Error Corrections” (ASBJ Statement No.24, issued on December 4, 2009) and “Guidance on Accounting Standard for Accounting Changes and Error Corrections” (ASBJ Guidance No.24, issued on December 4, 2009) for accounting changes and correction of errors from the previous years to be conducted on and after the beginning of the current fiscal year.

Notes to Non-consolidated Balance Sheets

1.	Accumulated depreciation on tangible fixed assets:	¥437,330 million
2.	Guarantee obligation:
	Guarantee of employees’ housing loans:	¥10 million
	Lease obligations related to automobiles leased by the affiliated companies and other obligations:	¥192 million
	Parent company’s guarantee for trade payables by affiliates:	¥810 million
	Parent company’s guarantee for commercial papers issued by affiliates:	¥24,657 million

3.	Monetary debts and credits for affiliates:
	Short-term receivable due from affiliates:	¥288,815 million
	Long-term receivable due from affiliates:	¥182,635 million
	Short-term payable due to affiliates:	¥90,577 million

Notes to Non-consolidated Statements of Operations

1.	Transaction with affiliates:
	Sales:	¥737,236 million
	Purchase:	¥321,604 million
	Non-operating transactions:	¥38,498 million
2.	Impairment loss:

Assets of the production printing business and the digital cameras business have been reduced down to the recoverable value, and such reduction (¥16,740 million) is recorded as impairment loss in extraordinary loss.

Notes to Statements of Changes in Shareholders’ Equity

1.	Number of outstanding shares as of the end of the fiscal year under review Common stock:	744,912,078 shares
2.	Number of treasury stocks as of the end of the fiscal year under review Common stock:	19,831,060 shares
3.	Dividends of retained earnings

(1)	Payment of dividends

Resolution	Total amount of dividends	Dividends per share	Record date
Ordinary General Meeting of Shareholders (June 24, 2011)	¥11,970 million	¥16.50	March 31, 2011
Board of Directors meeting (October 28, 2011)	¥11,970 million	¥16.50	September 30, 2011

(2) Among the dividends for which the record date falls within the fiscal year under review, the portion of the dividends for which the effective date falls in the next fiscal year

Resolution (scheduled)	Total amount of dividends	Dividends per share	Record date
Ordinary General Meeting of Shareholders (June 26, 2012)	¥6,163 million	¥8.50	March 31, 2012

Notes to Deferred Tax Accounting

1. Major factors giving rise to deferred tax assets and deferred tax liabilities

Major factors giving rise to deferred tax assets include loss on valuation of stocks of affiliates, allowance for doubtful accounts, and denial of reserve for retirement benefits, while major factors giving rise to deferred tax liabilities are gains on establishment of retirement benefit trust, intangible fixed assets succeeded due to the absorption-type merger* and unrealized holding gains/losses on other securities.

*	Deferred tax liability for the non-deductible intangible asset succeeded from Ricoh Printing Systems, Ltd.

2. Revisions to the amount of deferred tax assets and deferred tax liabilities due to a change in corporate tax rates, etc.

Following the promulgation of the “Law for Partial Amendment of the Income Tax Law, etc. for the Purpose of Creating a Taxation System Responding to Changes in Economic and Social Structures”, (Law No. 114, 2011) and the “Law on Special Measures for Securing Financial Resources Necessary to Implement Measures for Reconstruction following the Great East Japan Earthquake” (Law No. 117, 2011) on December 2, 2011, corporate tax rates for and after the fiscal year beginning April 1, 2012 have been revised. In consequence of the tax rate revision, the statutory tax rates applied to the computation of deferred tax assets and deferred tax liabilities associated with the temporary differences which are expected to be eliminated on or after the fiscal year ended March 31, 2013 and the fiscal year ended March 31, 2016 have been reduced from the existing 40.5% to 37.8% and 35.4% respectively.

As a result, the net amount of deferred tax assets fell by ¥1,331 million, while net unrealized holding gains on securities and corporate and other tax adjustments recorded in the current fiscal year increased by ¥358 million and ¥1,689 million respectively.

Notes to Leased Fixed Assets

The Company uses fixed assets in the balance sheets and certain office equipment and production facilities, etc. under finance lease contracts without ownership transfer.

Notes to Related Party Transactions

(Unit: millions of yen)

	Name of company, etc.	Voting rights held by Company	Relation with company		Description of transactions	Transaction amount (Note 3)	Account item	Balance as of the fiscal year under review (Note 3)
Attribute			Concurrent Directors	Business relation
Subsidiary	Tohoku Ricoh Co., Ltd.	(Possessed) Directly: 100%	Yes	Manufacturing of the Company’s office equipment	Purchase of products (Note 1)	45,455	Accounts payable — trade	15,707
					Receipt of dividend	2,498
Subsidiary	Ricoh Elemex Corporation	(Possessed) Directly: 100%	Yes	Manufacturing of the Company’s office equipment	Receipt of dividend	4,985	—	—
Subsidiary	RICOH JAPAN Corporation	(Possessed) Directly: 100%	Yes	Sale of the Company’s office equipment	Sales of products (Note 1)	356,644	Accounts receivable — trade	86,120
Subsidiary	Ricoh Leasing Company, Ltd.	(Possessed) Directly: 46.9% Indirectly: 4.2%	Yes	Leasing of the Company’s products Lending of funds Factoring	Factoring (Note 4)	74,602	Accounts payable — other	10,883
					Lending of funds (Note 2)	817,152	Short-term loans Long-term loans	54,566 50,000
Subsidiary	Ricoh Technosystems Co., Ltd.	(Possessed) Directly: 100%	Yes	Sales and maintenance of the Company’s office equipment	Receipt of dividend	6,842	—	—
Subsidiary	RICOH ELECTRONICS, INC.	(Possessed) Indirectly: 100%	No	Manufacturing of the Company’s office equipment	Sales of components (Note 1)	104,592	Accounts receivable — trade	9,863
Subsidiary	RICOH AMERICAS CORPORATION	(Possessed) Indirectly: 100%	Yes	Sale of the Company’s office equipment	Sales of products (Note 1)	17,046	Accounts receivable — trade	6,063
Subsidiary	RICOH PRINTING SYSTEMS AMERICA, INC.	(Possessed) Directly: 95.6% Indirectly: 4.4%	No	Lending of funds	Lending of funds (Note 2)	22,181	Short-term Loans Long-term loans	576 22,673 (Note 7)
Subsidiary	RICOH PRODUCTION PRINT SOLUTIONS LLC	(Possessed) Indirectly: 100%	Yes	Lending of funds	Lending of funds (Note 2)	16,438	Short-term Loans Long-term loans	16,438 34,520 (Note 7)
Subsidiary	RICOH AMERICAS HOLDINGS, INC.	(Possessed) Directly: 100%	Yes	Lending of funds	Lending of funds (Note 2)	52,300	Short-term Loans Long-term loans	52,300 74,218
Subsidiary	RICOH EUROPE SCM B.V.	(Possessed) Indirectly: 100%	Yes	Sale of the Company’s office equipment	Sales of products (Note 1)	61,255	Accounts receivable — trade	14,653
Subsidiary	RICOH INDUSTRIE FRANCE S.A.S.	(Possessed) Directly: 100%	Yes	Manufacturing of the Company’s office equipment	Sales of components (Note 1)	35,536	Accounts receivable — trade	5,879
Companies in which the officer or his/her close relatives own the majority of voting rights, etc.	MUSE Associates, LLC (Note 5)	—	Director of the Company	Consulting	Management consulting (Note 6)	35	—	—

Notes: Transaction conditions and policy in determining transaction conditions

1.	Prices and other transaction conditions are determined through price negotiations, taking into account the market situation.

2.	Lending is determined each time through negotiations based on market prices.

3.	The transaction amount does not include the consumption tax, while the ending balance includes the consumption tax, etc.

4.	Under the factoring agreement, the Company has transferred its payment obligations to Ricoh Leasing Company Ltd., with the consent of the payee.

5.	MUSE Associates, LLC is a limited liability company wholly owned by the Company’s Outside Director Mr. Mochio Umeda.

6.	Prices and other transaction terms are determined through negotiations, based on the general transactions data.

7.	¥56,723 million allowance for doubtful receivables is provided in respect of long-term loans, in the fiscal year under review

Notes to Per-share Information

1. Net assets per share:	¥826.49
2. Basic net loss per share:	¥(177.37)
Diluted net loss per share:	¥—

English Transcript of the Corporate Auditor’s Report (originally issued in Japanese)

Independent Auditor’s Report

May 18, 2012

The Board of Directors

Ricoh Company, Ltd.

KPMG AZSA LLC

Masahiro Mekada (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Ryoji Fujii (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Junichi Adachi (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

We have audited the consolidated financial statements, comprising the consolidated balance sheets, the consolidated statements of operations, the consolidated statement of changes in equity and the notes to consolidated financial statement of Ricoh Company, Ltd as at March 31, 2012 and for the year from April 1, 2011 to March 31, 2012 in accordance with Article 444-4 of the Companies Act.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the second sentence of Article 120-2-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above, which were prepared in accordance with the second sentence of Article 120-2-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under accounting principles generally accepted in the United States of America, present fairly, in all material respects, the financial position and the results of operations of Ricoh Company, Ltd. and its consolidated subsidiaries for the period, for which the consolidated financial statements were prepared.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act.

English Transcript of the Corporate Auditor’s Report (originally issued in Japanese)

Independent Auditor’s Report

May 18, 2012

The Board of Directors

Ricoh Company, Ltd.

KPMG AZSA LLC

Masahiro Mekada (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Ryoji Fujii (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Junichi Adachi (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

We have audited the financial statements, comprising the balance sheets, the statements of operations, the statement of changes in shareholders’ equity and the notes to financial statements as at March 31, 2012 and for the year from April 1, 2011 to March 31, 2012 in accordance with Article 436-2-1 of the Companies Act.

Management’s Responsibility for the Financial Statements and Others

Management is responsible for the preparation and fair presentation of the financial statements and the supplementary schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of financial statements and the supplementary schedules that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statements and the supplementary schedules based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the supplementary schedules. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the financial statements and the supplementary schedules, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements and the supplementary schedules in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Ricoh Company, Ltd. for the period, for which the financial statements and the supplementary schedules were prepared, in accordance with accounting principles generally accepted in Japan.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act.

Transcript of the Corporate Auditor’s Report (originally issued in Japanese)

Corporate Auditor’s Report

The Board of Corporate Auditors has prepared this Audit Report upon discussion based on the audit reports prepared by each Corporate Auditor concerning the execution of duties by Directors for the fiscal year from April 1, 2011 to March 31, 2012, and hereby reports as follows:

1. Auditing methods employed by Corporate Auditors and the Board of Corporate Auditors

The Board of Corporate Auditors prescribed audit policies, assignment of duties and other relevant matters, received reports from each Corporate Auditor on their implementation of audits and results thereof, as well as reports from Directors, etc. and the Accounting Auditor on the performance of their duties, and requested explanations from them whenever necessary.

Each Corporate Auditor complied with the auditing standards of Corporate Auditors established by the Board of Corporate Auditors, followed the audit policies, assignment of duties, etc., communicated with Directors, staff of the internal management and control sector, and other employees, etc., strove to collect information and establish the environment for auditing, attended Board of Directors and other important meetings, received reports from Directors, employees, etc. on the execution of their duties, requested explanations from them whenever necessary, inspected important written approvals, etc., examined the status of operations and assets at the head office and principal offices. We also regularly received reports, from Directors, employees, etc., requested explanations from them whenever necessary, and expressed our opinions, for ensuring that the execution of duties by Directors described in the Business Report conforms to the related laws and regulations and the Articles of Incorporation, the details of the resolution of the Board of Directors concerning the establishment of the system stipulated in Article 100, Paragraph 1 and Paragraph 3 of the Enforcement Regulations of the Corporate Law aiming to secure the appropriateness of joint-stock companies’ operations; and the construction and operation status of an internal control system established in accordance with the said resolution. Meanwhile, we communicated and exchanged information with Directors, Corporate Auditors, etc. of subsidiaries, and when deemed necessary, we received reports concerning the business of subsidiaries, visited their head offices and other major business offices, and conducted inquiries. Based on the above methods, we examined the Business Report and the supporting schedules for the fiscal year under review.

Besides, we monitored and verified whether the Accounting Auditor implemented appropriate audits while maintaining independence, received reports from the Accounting Auditor on the execution of their duties, and sought explanations whenever necessary. Furthermore, we received notice from the Accounting Auditor that “System for ensuring that duties are performed properly” (matters set forth in each item of Article 131 of the Company Accounting Regulations) is organized in accordance with the “Quality Management Standards Regarding Audits” (Business Accounting Council; October 28, 2005), etc., and sought explanations whenever necessary. Based on the above methods, we examined non-consolidated financial statements (balance sheets, statements of operations, statement of changes in shareholders’ equity, and notes to financial statements) and the supporting schedules for the fiscal year under review, as well as consolidated financial statements (balance sheets, statements of operations, statement of changes in equity, and notes to financial statements).

3. Audit results

(1) Results of audit of Business Report, etc.

(i)	We hereby state that the Business Report and the supporting schedules fairly represent the Company’s conditions in accordance with the related laws and regulations and the Articles of Incorporation.

(ii)	With regard to the performance of duties by Directors, we find no significant evidence of wrongful act or violation of related laws and regulations, nor the Articles of Incorporation.

(iii)

We hereby state that the content of the resolution by the Board of Directors concerning the internal control system is proper. In addition, we find no matters on which to remark in regard to the contents of Business Report and the execution of duties by the Directors regarding the internal control system.

(2) Results of audit of non-consolidated financial statements and the supporting schedules

We hereby state that the audit methods of the Accounting Auditor, KPMG AZSA LLC, and the results are appropriate.

(3) Results of audit of consolidated financial statements

We hereby state that the audit methods of the Accounting Auditor, KPMG AZSA LLC, and the results are appropriate.

May 21, 2012

The Board of Corporate Auditors, Ricoh Company, Limited
Senior Corporate Auditor (Full-time)	Yuji Inoue	(seal	)
Corporate Auditor (Full-time)	Mitsuhiro Shinoda	(seal	)
Corporate Auditor	Takao Yuhara	(seal	)
Corporate Auditor	Tsukasa Yunoki	(seal	)

Note:	Corporate Auditors Takao Yuhara and Tsukasa Yunoki are Outside Corporate Auditors in accordance with Article 2, Item 16 and Article 335, Paragraph 3 of the Corporate Law.

Guidelines for Exercise of Voting Rights via the Internet

The Online Voting Website

Online votes can only be cast from the Online Voting Website below specified by the Company. Please note that you will not be able to use cellular phones as a terminal for exercising voting rights via the Internet.

Online Voting Website: http://www.web54.net

Handling of Votes

•	To exercise your voting rights via the Internet, use the “Voting right exercise code” and “Password” in the included voting form, and enter your votes following the on-screen guidance.

•	When you access the designated website, you are requested to create a new eight-digit password. Please prepare the eight-digit password in advance.

•	Please cast your votes as early as possible. The deadline for voting is Monday, June 25, 2012 at 5:30 p.m., the day before the Ordinary General Meeting of Shareholders will be held.

•	If you vote multiple times, the last vote that we receive will be counted as your vote. If we receive online votes and paper votes on the same day, the online votes will be counted as the valid vote.

•	Expenses incurred when accessing the website designated for exercising voting rights (fees for Providers and carriers such as ISP access charges) shall be borne by shareholders.

Handling of the Password

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Please keep secret the new password you create because it is necessary to identify you as the eligible shareholder. If you forget or lose the password, you will not be able to exercise your voting rights or to change your approval or disapproval in respect of the agenda you voted on via the Internet.

(We regret that we will not be able to answer questions you may wish to ask regarding a new password.)

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If the password is entered incorrectly a predetermined number of times, then the site will become locked and you will not be able to exercise your voting rights or to change your approval or disapproval in respect of the agenda you voted on via the Internet. If you would like your password to be re-issued, please follow the on-screen guidance.

•	The voting right exercise code on the voting form is valid only for this Ordinary General Meeting of Shareholders.

Inquiries Relating to Computer Operation, Etc.

Please direct your inquiries regarding personal computer operations to exercise your voting right via the Internet to:

Exclusive Information Site for Ricoh: http://www.ricoh.com/IR/contact.html

System Requirements

When exercising your voting rights via the Internet, please make sure that your system meets the following requirements.

•	The screen resolution must be at least 800 x 600 pixels (SVGA).

•	The following applications must be installed.

A. As your web browser, Microsoft® Internet Explorer version 5.01 SP2 or later

B. As your PDF file viewer, Adobe® Acrobat® Reader™ version 4.0 or later, or Adobe® Reader® version 6.0 or later

*

Internet Explorer is a trademark or registered trademark and a product name of Microsoft Corporation in the United States and other countries. Adobe® Acrobat® Reader™ and Adobe® Reader® are trademarks or registered trademarks and product names of Adobe Systems Incorporated in the United States and other countries.

*	This software is available free of charge on each company’s website.

•	Please disable (or temporarily disable) any popup blockers enabled in your browser, any add-in tools, or the like.

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If you cannot access the site above, please check the settings of your firewall, proxy server, antivirus software, and the like, as the configuration of this software could restrict connection to the Internet.